UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 14A
Proxy Statement Pursuant to Section 14(a) of the Securities
Exchange Act of 1934 (Amendment No.  )
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☐	Soliciting Material Pursuant to §240.14a-12

INTER-TEL (DELAWARE), INCORPORATED

(Name of Registrant as Specified In Its Charter)

STEVEN G. MIHAYLO
SUMMIT GROWTH MANAGEMENT LLC
THE STEVEN G. MIHAYLO TRUST

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PRELIMINARY COPY
SUBJECT TO COMPLETION: DATED JUNE 25, 2007
PROXY STATEMENT OF STEVEN G. MIHAYLO
IN OPPOSITION TO
THE BOARD OF DIRECTORS OF
INTER-TEL (DELAWARE), INCORPORATED
SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD JUNE 29, 2007
This Proxy Statement and the enclosed GREEN Proxy Card are being furnished by Steven G. Mihaylo (“Mr. Mihaylo”) to holders of common stock (the “Common Stock”) of Inter-Tel (Delaware), Incorporated, a Delaware corporation (formerly known as Inter-Tel, Incorporated, an Arizona corporation), whose principal executive offices are located at 1615 South 52nd Street, Tempe, Arizona 85281 (“Inter-Tel” or the “Company”), in connection with the solicitation of proxies for use at a special meeting of the Company’s stockholders and at any and all adjournments or postponements thereof, to be held on June 29, 2007, at 10:00 a.m., local time, at the offices of Snell & Wilmer LLP, 400 East Van Buren Street, One Arizona Center, Phoenix, Arizona, 85004 (the “Special Meeting”). Pursuant to this Proxy Statement, Mr. Mihaylo is soliciting proxies from holders of shares of Inter-Tel Common Stock to vote AGAINST the proposal to adopt the Agreement and Plan of Merger dated as of April 26, 2007, by and among Inter-Tel, Mitel Networks Corporation (“Mitel”), and Arsenal Acquisition Corporation (“Acquisition Sub”, and such agreement, the “Merger Agreement”), and AGAINST the proposal to adjourn or postpone the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of adoption of the Merger Agreement at the Special Meeting. Pursuant to the Merger Agreement, Acquisition Sub would be merged with and into Inter-Tel (the “Merger”), and Inter-Tel would survive the Merger as a wholly-owned subsidiary of Mitel. Mr. Mihaylo reserves all rights with respect to the Merger and the Merger Agreement, including his right to exercise appraisal rights under Delaware law.
The record date for determining stockholders entitled to notice of and to vote at the Special Meeting is May 25, 2007. As of the record date, Mr. Mihaylo was the beneficial owner of an aggregate of 5,189,748 shares of Common Stock. Of such shares beneficially owned by Mr. Mihaylo, 5,179,498 shares are voting securities, representing approximately 19.0% of the shares outstanding on the record date.
This Proxy Statement and the enclosed GREEN Proxy Card are first being mailed or furnished to the stockholders of the Company on or about June [•], 2007.
THIS SOLICITATION IS BEING MADE BY MR. MIHAYLO AND NOT ON BEHALF OF THE BOARD OF
DIRECTORS OF THE COMPANY.

MR. MIHAYLO URGES YOU TO DEMONSTRATE YOUR OPPOSITION TO THE PROPOSED MERGER BY SIGNING, DATING AND RETURNING THE ENCLOSED GREEN PROXY CARD VOTING AGAINST THE ADOPTION OF THE MERGER AGREEMENT.
YOUR VOTE IS IMPORTANT, NO MATTER HOW MANY OR HOW FEW SHARES YOU OWN. PLEASE SIGN AND DATE THE ENCLOSED GREEN PROXY CARD AND RETURN IT IN THE ENCLOSED ENVELOPE PROMPTLY. PROPERLY VOTING THE ENCLOSED GREEN PROXY CARD AUTOMATICALLY REVOKES ANY PROXY PREVIOUSLY SIGNED OR RETURNED BY YOU.
DO NOT RETURN ANY WHITE PROXY CARD SENT TO YOU BY INTER-TEL. Even if you previously have voted “Yes” on Inter-Tel’s white proxy card, you have every legal right to change your vote by signing, dating and returning the enclosed GREEN Proxy Card. If you voted “NO” on Inter-Tel’s white proxy card there is no need to change your vote or submit a GREEN proxy card. ONLY YOUR LATEST DATED PROXY WILL COUNT AT THE SPECIAL MEETING.
IMPORTANT NOTE:
IF YOUR SHARES OF COMMON STOCK ARE REGISTERED IN YOUR OWN NAME, PLEASE SIGN, DATE AND MAIL THE ENCLOSED GREEN PROXY CARD TO MR. MIHAYLO IN CARE OF MACKENZIE PARTNERS, INC. (“MACKENZIE”), THE FIRM ASSISTING MR. MIHAYLO IN THE SOLICITATION OF PROXIES, IN THE POSTAGE-PAID ENVELOPE PROVIDED.
IF YOUR SHARES OF COMMON STOCK ARE HELD IN THE NAME OF A BROKERAGE FIRM, BANK, NOMINEE OR OTHER INSTITUTION, ONLY IT CAN SIGN A GREEN PROXY CARD WITH RESPECT TO YOUR SHARES OF COMMON STOCK AND ONLY UPON RECEIPT OF SPECIFIC INSTRUCTIONS FROM YOU. ACCORDINGLY, YOU SHOULD CONTACT THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND GIVE INSTRUCTIONS FOR A GREEN PROXY CARD TO BE SIGNED REPRESENTING YOUR SHARES OF COMMON STOCK. MR. MIHAYLO URGES YOU TO CONFIRM IN WRITING YOUR INSTRUCTIONS TO THE PERSON RESPONSIBLE FOR YOUR ACCOUNT AND TO PROVIDE A COPY OF SUCH INSTRUCTIONS TO MR. MIHAYLO IN CARE OF MACKENZIE AT THE ADDRESS INDICATED BELOW SO THAT MR. MIHAYLO WILL BE AWARE OF ALL INSTRUCTIONS GIVEN AND CAN ATTEMPT TO ENSURE THAT SUCH INSTRUCTIONS ARE FOLLOWED.

IF YOU HAVE ANY QUESTIONS ABOUT EXECUTING YOUR PROXY OR
REQUIRE ASSISTANCE, PLEASE CONTACT:
MACKENZIE PARTNERS, INC.
105 MADISON AVENUE
NEW YORK, NEW YORK 10016
TOLL FREE: (800) 322-2885
or
CALL COLLECT: (212) 929-5500
proxy@mackenziepartners.com
BACKGROUND OF MR. MIHAYLO’S DECISION TO OPPOSE THE PROPOSED MERGER
Mr. Mihaylo is the founder of the Company and served as Chairman of the Inter-Tel Board of Directors (the “Inter-Tel Board”) from July 1969 to October 1982 and from September 1983 to July 2005. He has served as a member of the Inter-Tel Board from July 1969 until March 2006, and from May 2006 to present. Mr. Mihaylo served as President of Inter-Tel from 1969 to 1983, from 1984 to December 1994, and from May 1998 to February 2005. He served as Inter-Tel’s Chief Executive Officer from the time of the Company’s formation in July 1969 to February 2006. Mr. Mihaylo also has the single largest holdings of shares of Company Common Stock. As the founder, former Chairman and Chief Executive Officer, a current director and the largest stockholder of Inter-Tel, Mr. Mihaylo believes the Inter-Tel Board owes a duty to pursue stockholder value and to guide Inter-Tel to profitable growth for the benefit of its stockholders and employees. His decision to solicit your proxy is entirely motivated by what he believes is in the best interests of stockholders from a financial perspective.
Mr. Mihaylo beneficially owns 5,189,748 shares of Common Stock. Of such shares beneficially owned by Mr. Mihaylo, 5,179,498 shares are voting securities, representing approximately 19.0% of the shares outstanding on the record date.
In February 2006, Mr. Mihaylo was asked by the Inter-Tel Board to resign as Chief Executive Officer of the Company, and on March 6, 2006, Mr. Mihaylo also resigned as a director of the Company and filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”), in which Mr. Mihaylo indicated that he was considering his alternatives with respect to the future of Inter-Tel and disclosed the resignations and his investment in the Company. The Schedule 13D also disclosed that Mr. Mihaylo had engaged legal counsel and that RBC Capital Markets Corporation (“RBC”) had been engaged as financial advisor on March 3, 2006.

On April 7, 2006, Mr. Mihaylo, in accordance with the Company’s advance notice bylaws, submitted to the Inter-Tel Board his advance notices of director nominations and shareholder business to be brought before the 2006 annual meeting of shareholders (the “2006 Annual Meeting”). In the notices, Mr. Mihaylo stated that he intended to appear at the 2006 Annual Meeting in person or by proxy to, among other things, (i) nominate a slate of three directors (Mr. Mihaylo, Kenneth L. Urish and Dr. Anil K. Puri) for election at the 2006 Annual Meeting, and (ii) introduce at the 2006 Annual Meeting several resolutions to be submitted to the vote of the shareholders, including a resolution urging the Inter-Tel Board to arrange for the prompt sale of the Company to the highest bidder and resolutions to repeal recently adopted amendments to the Amended and Restated Bylaws of the Company (the “Arizona Bylaws”) with respect to shareholders’ ability to call a special meeting and the advance notice provisions.
On April 10, 2006, Mr. Mihaylo sent a letter to the Inter-Tel Board to reaffirm his interest in meeting with the Inter-Tel Board or its advisors to discuss a possible all cash acquisition of the Company, as previously expressed in a letter to the Inter-Tel Board. In his April 10 letter, Mr. Mihaylo informed the Inter-Tel Board that he had submitted his advance notices of director nominations and shareholder business in order to preserve his ability to communicate directly with the Company’s shareholders and to solicit their support for his proposal to seek a prompt sale of the Company to the highest bidder. Mr. Mihaylo also informed the Inter-Tel Board that he was prepared to sign a confidentiality agreement containing reasonable provisions, but not one that would inhibit or preclude his ability to make an offer directly to the Company or its shareholders or to conduct his proxy solicitation.
On April 21, 2006, Mr. Mihaylo and Summit Growth Management LLC (“Summit”), an entity through which Mr. Mihaylo makes investments and of which he is the sole member and managing member, filed a preliminary proxy statement with the SEC in connection with the 2006 Annual Meeting relating to a number of proposals, including the election of three directors nominated by Mr. Mihaylo, a proposal urging the Inter-Tel Board to arrange for the prompt sale of the Company to the highest bidder and proposals relating to the Arizona Bylaws, including the repeal of the advance notice bylaws.
On May 5, 2006, Mr. Mihaylo, Summit and the Company entered into a settlement agreement (the “Settlement Agreement”) to settle the potential proxy contest in connection with the 2006 Annual Meeting. In addition to other provisions, the Settlement Agreement stipulated that:
•	Inter-Tel would appoint Mr. Mihaylo, Kenneth L. Urish and Dr. Anil K. Puri to the Inter-Tel Board, effective May 6, 2006, and the Inter-Tel Board would be increased from eight to 11 directors;

•	Inter-Tel would nominate and recommend these 11 directors for re-election to the Inter-Tel Board at the 2006 Annual Meeting;

•	Mr. Mihaylo would withdraw his proxy solicitation for the 2006 Annual Meeting, including his shareholder proposals, and would vote in favor of the slate of 11 directors nominated by Inter-Tel and the other proposals presented by the Company;

•	The Inter-Tel Board notified Mr. Mihaylo and Summit that, until Mr. Mihaylo files a Schedule 13D disclosing that he no longer has an intent to increase his shareholdings or otherwise acquire the Company, the Inter-Tel Board presently intended to exclude, and it was agreed by Mr. Mihaylo and Summit that, subject to such agreement not causing the three directors nominated by Mr. Mihaylo to breach their fiduciary duties as directors of the Company, the Inter-Tel Board may exclude such three directors from any discussions concerning, and from receipt of any materials regarding, the Company’s value and the strategic plan upon which such value would in part be based, the Company’s relationship with Mr. Mihaylo, and the consideration of any proposal to acquire the Company from Mr. Mihaylo or any other person;

•	Prior to December 31, 2006, Mr. Mihaylo and Summit agreed that, other than by evaluating and making a Mihaylo Proposal (as defined below), they would not acquire, offer or propose to acquire, or agree to acquire, any Common Stock, provided that activities in connection with evaluating and making a Mihaylo Proposal were not subject to this restriction;

•	Prior to the earlier of (a) December 31, 2006, (b) the entry by the Company into a definitive agreement with respect to a third party proposal, (c) the public announcement of an extraordinary corporate transaction (for example, a material acquisition, a reorganization, an extraordinary dividend, or a sale of a significant number of shares), and (d) the submission of a Mihaylo Request (as defined below), Mr. Mihaylo and Summit agreed (i) not to publicly make any adverse statement regarding the Company, its directors, management, or employee personnel, its business, or the 2006 Annual Meeting, (ii) not to visit any Company facility (other than in connection with Inter-Tel Board, committee or shareholder meetings scheduled to be held at a Company facility), and (iii) to notify the Company at least five business days in advance of submitting a Mihaylo Proposal of Mr. Mihaylo’s non-binding intent to do so and to attempt to coordinate with the Company public disclosure thereof; and the Company agreed not to publicly make any adverse statement regarding Mr. Mihaylo and Summit;

•	Upon reasonable notice, the Company agreed to provide promptly to Mr. Mihaylo and his advisors and financing sources access to the reasonable due diligence information requested in good faith, in order to facilitate the making of an all cash acquisition proposal for outstanding shares of Common Stock (other than shares beneficially owned by Mr. Mihaylo) accompanied by commitment letters (subject only to customary conditions) of financial institutions of national reputation (including Vector Capital Corporation (“Vector”) and RBC) demonstrating a reasonable certainty of Mr. Mihaylo’s ability to finance the transaction in its entirety (a “Mihaylo Proposal”);

•	If the Inter-Tel Board determined that the initially submitted Mihaylo Proposal was not in the best interests of the Company’s shareholders (or failed to make such determination within 10 business days of submission of the Mihaylo Proposal), then, upon the request of Mr. Mihaylo (a) in the event the Inter-Tel Board failed to make such determination within such 10 business day period, made within 20 business days after submission of the Mihaylo Proposal or (b) in the event the Inter-Tel Board determined that the Mihaylo Proposal was not in the best interests of the Company’s shareholders, made within 10 business days after receipt by Mr. Mihaylo of written notice of such determination or public announcement thereof (the “Mihaylo Request”), the Company agreed to promptly call a special meeting of shareholders to vote on the proposals set forth in the Mihaylo Request, including, without limitation, any proposal urging the Inter-Tel Board to arrange for the prompt sale of the Company to the highest bidder (the “Sell the Company Request”). The Company agreed not to contest the calling of the special meeting as to the Sell the Company Request but could contest the calling of the meeting for other purposes and the submission of proposals other than the Sell the Company Request at the special meeting, and the Company could oppose the Sell the Company Request and any other proposals that were included in the Mihaylo Request;

•	If, prior to August 31, 2006, the Inter-Tel Board entered into a definitive agreement to be acquired by a third party that provided for per share cash consideration higher than the cash consideration provided in the final proposal Mr. Mihaylo presented to the Company and Mr. Mihaylo determined not to make a competing proposal, then Mr. Mihaylo agreed to vote all shares of Common Stock beneficially owned by him in favor of such proposal, provided that the Inter-Tel Board shall have recommended such proposal and not changed such recommendation or no other third party shall have publicly announced an acquisition proposal that would provide for higher per share consideration.
Concurrently with the execution of the Settlement Agreement, the Company and Mr. Mihaylo entered into a confidentiality agreement (the “Confidentiality Agreement”). The Settlement Agreement and the Confidentiality Agreement were included as exhibits to a Schedule 13D filed by Mr. Mihaylo with the SEC on May 8, 2006.
On May 6, 2006, Inter-Tel increased the size of the Inter-Tel Board and appointed Mr. Mihaylo, Kenneth L. Urish and Dr. Anil K. Puri as directors.
On May 18, 2006, Mr. Mihaylo, Summit and Vector entered into a Memorandum of Understanding (the “Memorandum”) to outline certain elements of understanding between them with respect to a potential acquisition of Inter-Tel.
On June 14, 2006, Mr. Mihaylo and Vector submitted a proposal to the Inter-Tel Board to acquire all of the outstanding shares of Common Stock (other than shares beneficially owned by Mr. Mihaylo that he would contribute to INTL Acquisition Corp., an entity formed by an affiliate of Mr. Mihaylo and Vector to acquire Inter-Tel (“IAC”)) for $22.50 per share in cash.

On June, 28, 2006, Mr. Mihaylo, Summit and the Company entered into the Amendment to Settlement Agreement, which provided, among other things:
•	The parties entered into the Amendment to Settlement Agreement without agreeing whether the proposal submitted by Mr. Mihaylo and Vector on June 14, 2006 was a Mihaylo Proposal or whether the Company did or did not comply with its obligations under the Settlement Agreement;

•	The Company would not respond to the June 14 offer of Mr. Mihaylo and Vector, and Mr. Mihaylo and Summit waived any right to claim that the Company’s failure to respond triggered the right of Mr. Mihaylo and Summit to make a Mihaylo Request to call a special meeting of shareholders pursuant to Section 5 of the Settlement Agreement;

•	The Company would promptly provide Mr. Mihaylo, his advisors and financing sources in good faith such additional due diligence information and access to information, facilities, persons and business records as is customary and reasonably necessary to allow Mr. Mihaylo and his affiliates and partners to make an offer (and his financing sources to provide commitment letters) without the “subject to confirmatory due diligence” condition and otherwise meeting all of the criteria for a Mihaylo Proposal set forth in the Settlement Agreement;

•	Sections 4 and 7 of the Settlement Agreement were amended by deleting all references to June 15, 2006 and substituting in each place thereof the date of July 28, 2006; and

•	Sections 7 and 8 of the Settlement Agreement were amended by deleting all references to August 31, 2006 and substituting in each place thereof the date of September 30, 2006.
After the execution of the Amendment to Settlement Agreement, representatives of Mr. Mihaylo and Vector conducted additional due diligence on the Company.
On June 30, 2006, the Company announced that the reincorporation of the Company from Arizona to Delaware became effective June 28, 2006. As part of the reincorporation, the By-laws of Inter-Tel (Delaware), Incorporated, which had been approved by the Company’s shareholders at the 2006 Annual Meeting on May 31, 2006, became effective (the “Delaware By-laws”).
On July 28, 2006, Mr. Mihaylo and Vector resubmitted their offer to acquire all of the outstanding shares of Common Stock (other than shares beneficially owned by Mr. Mihaylo that he would contribute to IAC) for $22.50 per share, in cash. The July 28 proposal was substantially the same as the June 14 proposal except that the July 28 proposal was not subject to satisfactory completion of confirmatory due diligence.
On August 11, 2006, Alexander L. Cappello (“Mr. Cappello”), Chairman of the Inter-Tel Board, sent a letter on behalf of the Special Committee to Mr. Mihaylo and a representative of Vector stating that the Special Committee had rejected the July 28 proposal and concluded that the proposal was inadequate and not in the best interests of the Company’s shareholders, other than Mr. Mihaylo and Vector.

Also on August 11, 2006, the Company issued a press release announcing that the Special Committee, with the assistance of its financial and legal advisors, had rejected as inadequate the unsolicited proposal from Mr. Mihaylo and Vector. In addition, the Company announced that the Special Committee had authorized the Company’s financial advisor to review and explore various strategic options for the Company.
On August 21, 2006, Mr. Mihaylo and Vector responded to the Company’s rejection of their offer. In a letter to the Special Committee, Mr. Mihaylo and Vector stated “[i]n order to avoid the expense and disruption of a proxy contest, we are prepared to raise our offer price to $23.25 per share in cash if the Special Committee publicly commits to commence immediately a sales process designed to result in the prompt sale of the Company to the highest bidder at a price not less than our offer price, such process to be concluded within thirty days.” The letter gave Inter-Tel until noon California time, Friday, August 25, 2006 to respond.
On August 21, 2006, the Company issued a press release confirming that it had received the revised proposal from Mr. Mihaylo and Vector but stated that the proposal “is subject to a number of conditions.”
On August 22, 2006, Mr. Mihaylo and Vector issued a press release in response to the Company’s public statements that their offer is subject to “a number of conditions.” In the press release, Mr. Mihaylo and Vector reaffirmed that the only condition to their offer is that Inter-Tel sign customary definitive agreements, and that, contrary to the Company’s statements, the only issue is whether the Special Committee would say “yes” by noon on Friday, August 25, 2006. Mr. Mihaylo and Vector pointed out that other provisions, including the 30-day process to seek other bidders in order to maximize potential value, were intended for the benefit of the Inter-Tel Board and stockholders, and are not requirements for the acquisition.
The Special Committee did not respond to the proposal in the August 21 letter from Mr. Mihaylo and Vector prior to the deadline, and on August 25, 2006, Mr. Mihaylo submitted a request that the Company call a special meeting of stockholders (the “2006 Special Meeting”) to consider the Sell the Company Resolution.
Also on August 25, 2006, Mr. Mihaylo and Vector filed a preliminary proxy statement with the SEC in connection with the 2006 Special Meeting, recommending that stockholders vote “for” the Sell the Company Resolution. On September 1, 2006, Inter-Tel filed its preliminary proxy statement with the SEC in connection with the 2006 Special Meeting, recommending that stockholders vote “against” the Sell the Company Resolution. On September 15, 2006, Mr. Mihaylo and Vector filed their definitive proxy statement with the SEC in connection with the 2006 Special Meeting, and on September 19, 2006, Inter-Tel filed its definitive proxy statement with the SEC in connection with the 2006 Special Meeting.

At the 2006 Special Meeting on October 24, 2006, 11,272,464 shares were voted against the Sell the Company Resolution, representing slightly over 50% of the 22,524,535 shares of Common Stock that were represented in person or by proxy. On November 8, 2006, Mr. Mihaylo and Vector withdrew their offer to acquire all of the outstanding shares of Common Stock. In a 13D filed with the SEC on November 9, 2006 in connection with the offer withdrawal, Mr. Mihaylo and Vector stated that they were reviewing their alternatives with respect to the Company and had not decided on their future actions.
On January 19, 2007, Mr. Mihaylo sent a letter (the “January 19 Letter”) to the Inter-Tel Board expressing his hope that, through a cooperative process with the Inter-Tel Board, Mr. Mihaylo and the Inter-Tel Board could develop a judicious plan of action to lead the Company forward with a renewed focus on enhancing stockholder value in the near and longer term. To that end, Mr. Mihaylo set forth a number of ideas for the Inter-Tel Board to consider implementing which Mr. Mihaylo believed would enhance value for all stockholders. Mr. Mihaylo stated in the January 19 Letter that he believed his ideas would benefit all of the Company’s stockholders by significantly increasing earnings per share and considerably reducing the friction between the current Inter-Tel Board and Mr. Mihaylo. Mr. Mihaylo further stated that he believed that if his ideas were implemented, another proxy contest could be averted, thus allowing the Inter-Tel Board to focus on the immediate task at hand of increasing stockholder value and growing the strongest possible Company for all stockholders. The text of the January 19 Letter follows:
Steven G. Mihaylo
P.O. Box 19790
Reno, Nevada 89511
January 19, 2007
VIA EMAIL AND FEDERAL EXPRESS
Board of Directors of Inter-Tel
     (Delaware), Incorporated
c/o Alex Cappello, Chairman
1615 South 52nd Street
Tempe, Arizona 85281
Dear Members of the Board of Directors:
As the Board is aware, I have had the opportunity to observe the Board and the Company since I was reappointed to the Board in May 2006, although I have not been privy to all of the financial information and strategic direction of the Company while my offer was pending. While I continue to reserve all rights with respect to any future actions I may take with respect to the Company and my investment therein, I am hopeful that through a cooperative process with the Board we can develop a judicious plan of action to lead the Company forward with a renewed focus on enhancing stockholder value in the near and longer term. To that end, I request that the Board consider immediately implementing the following constructive ideas designed to move the Company forward and enhance value for all stockholders:

1.	Consider reducing the size of Inter-Tel’s Board from 11 to 10 members, with the Board consisting of (a) the Chief Executive Officer, (b) Dr. Puri, Mr. Urish and me, (c) three other existing outside members of the Board, and (d) three new independent directors mutually acceptable to the Board and me. Alternatively, in order to save costs and facilitate the scheduling of Board meetings, I would be amenable to a 7 member Board, consisting of (a) the Chief Executive Officer, (b) Dr. Puri, Mr. Urish and me, and (c) three new independent directors mutually acceptable to the Board and me.

2.	Retain a financial advisor to advise the Board on the feasibility and financial impact of a Dutch-auction self tender offer to repurchase between $200 million and $250 million of the Company’s common stock.

3.	Disband the Special Committee, thereby eliminating all of the costs associated therewith.

4.	Direct management to (a) undertake an intensive cost-benefit analysis of (i) discontinuing product development on the Axxess and (ii) redirecting the engineering effort to “gateway” products and “hosted services” offerings, including the necessary billing platform for hosted services, and (b) report the results of that analysis to the Board. I believe these actions will produce significant cost savings and provide significant sales opportunities.

5.	Consolidate the Company’s multiple engineering facilities into the Chandler location. This will reduce overhead and improve productivity, while encouraging new and better ways to speed up product development.

6.	Explore the sale of the Company’s Irish subsidiary, unless its performance significantly improves within a set period of time. This would enable management to concentrate on more profitable opportunities, as well as raise additional cash to offset the costs of the self tender offer.

7.	Explore ways to better utilize the Company’s 15 acre campus in Reno.

8.	Undertake an evaluation of the recommendations in the consulting report that the Mihaylo/Vector Group provided to Inter-Tel as a result of the Settlement Agreement executed in May 2006.

9.	Defer implementation of the proposed by-law amendments until the foregoing issues are actively considered.

I believe that these ideas will benefit all of the Company’s stockholders by significantly increasing earnings per share and considerably reducing the friction between the current Board and me. If these ideas are implemented by the Board, I believe that another proxy contest could be averted, thus allowing the Board to focus on the immediate task at hand, which is increasing stockholder value and growing the strongest possible Company for all stockholders.
I look forward to working with the Board to implement my ideas in a constructive manner beneficial to all stockholders, and am confident that the public stockholders will see the value inherent in my proposals. I can be reached at 602-738-9611 or by email at stevemihaylo@yahoo.com to arrange a meeting. I look forward to hearing from you soon, but in any event no later than 30 days from the date hereof.
Sincerely,
/s/ Steven G. Mihaylo
Steven G. Mihaylo
cc:	Joseph J. Giunta Stephen Alexander
On January 22, 2007, Mr. Mihaylo received a letter dated as of the same date from Mr. Cappello and Norman Stout, Inter-Tel’s Chief Executive Officer (“Mr. Stout”) (the “Response Letter”) expressing appreciation for the constructive tone of Mr. Mihaylo’s January 19 Letter, and indicating that Mr. Cappello and Mr. Stout would contact Mr. Mihaylo shortly to arrange a convenient time to discuss the ideas raised in Mr. Mihaylo’s January 19 Letter, as well as some other thoughts Mr. Cappello and Mr. Stout had. Mr. Cappello and Mr. Stout also stated in the Response Letter that Mr. Mihaylo’s ideas were “both constructive and interesting.” The text of the Response Letter follows:
January 22, 2007
Via Email and U.S. Mail
Steven G. Mihaylo
P.O. Box 19790
Reno, Nevada 89511
Dear Steve:

Thank you for your letter of January 19, 2007, which is being circulated to the Board. We very much appreciate the constructive tone of your letter and will contact you shortly to arrange a convenient time to discuss the ideas raised in your letter, as well as some thoughts we and others have.
The ideas set forth in your letter are both constructive and interesting. Several are already the subject of management review and we look forward to discussing them with you.
We and the rest of the Board, like you, are very much interested in reducing friction, avoiding another proxy contest, and working together with you to increase stockholder value for all.
Very truly yours,
/s/ Alexander L. Cappello
Alexander L. Cappello
Chairman of the Board
/s/ Norman Stout
Norman Stout
Chief Executive Officer
cc: Board of Directors
Following Mr. Mihaylo’s receipt of the Response Letter, representatives of Mr. Mihaylo held discussions with representatives of the Inter-Tel Board in an attempt to resolve the differences between Mr. Mihaylo and the Inter-Tel Board and avoid a proxy contest. Mr. Mihaylo also had meetings with Mr. Stout and Mr. Cappello for the same purpose. These discussions were unsuccessful.
On March 2, 2007, Mr. Mihaylo, Summit and Vector terminated the Memorandum and amended the “overbid protection” formula, which provision survived termination of the Memorandum.
Also on March 2, 2007, in accordance with the advance notice provisions of the Delaware By-laws, Mr. Mihaylo submitted to the Inter-Tel Board his advance notices of director nominations and stockholder business to be brought before the 2007 annual meeting of Inter-Tel stockholders (the “2007 Annual Meeting”). In the notices, Mr. Mihaylo stated that he intended to appear at the 2007 Annual Meeting in person or by proxy to, among other things, (i) nominate a slate of five directors (Mr. Mihaylo, Mr. Urish, Dr. Puri, Neal I.

Goldman and Michael R. Boyce) for election at the 2007 Annual Meeting, and (ii) introduce at the 2007 Annual Meeting certain stockholder proposals relating to Mr. Mihaylo’s Seven Point Plan (described below). In his advance notice letters, Mr. Mihaylo indicated that if the Inter-Tel Board agreed to reduce the size of the Inter-Tel Board from 11 to 7 members, he would agree to remove two of his director nominees.
On March 7, 2007, the Company issued a press release in which Mr. Cappello was quoted as saying “We are particularly disappointed by Mr. Mihaylo’s latest actions. As Mr. Mihaylo is aware, the Company’s Board and management team have in the ordinary course discussed and considered all of the topics raised by Mr. Mihaylo’s proposed stockholder resolutions. The Board continues to believe that the business matters referenced in those proposals are more appropriately the subject of analysis and discussion by the management of the Company and the Board. Importantly, as members of the Board since May of last year, Mr. Mihaylo and his two designees have had ample opportunity to participate in these discussions ... Our strong preference would have been for Mr. Mihaylo to work constructively with the Board, rather than to wage another costly and divisive proxy contest that could be highly disruptive and distract management and the Board from their primary goal of enhancing stockholder value. We would also note that Mr. Mihaylo had previously engaged in a proxy contest with the intention of seeking support for his offer to acquire the Company, which was defeated by stockholders other than Mr. Mihaylo by approximately a two to one margin.”
In response to the Company’s March 7 press release, and to elaborate on his reasons for waging a proxy contest, Mr. Mihaylo issued a press release on March 13, 2007, which read, in part:
INTER-TEL FOUNDER AND FORMER CHIEF EXECUTIVE
STEVEN G. MIHAYLO URGES COMPANY TO IMPLEMENT
SEVEN POINT PLAN TO MAXIMIZE STOCKHOLDER VALUE
Notifies the Company of Intention to Wage a
Proxy Contest at Annual Meeting
TEMPE, AZ — March 13, 2007 —Steven G. Mihaylo, the founder, former Chairman and Chief Executive Officer and largest stockholder of Inter-Tel (Delaware), Incorporated (Nasdaq NM: INTL), in a letter dated March 2, 2007, provided notice to the Company of his intent to present a seven point plan to Inter-Tel’s stockholders designed to maximize stockholder value.
Mr. Mihaylo’s seven point plan [(the “Seven Point Plan”)] calls for seven resolutions to be voted on by stockholders at Inter-Tel’s annual meeting. The plan focuses on three action groups to: (1) Streamline Inter-Tel’s Board of Directors by reducing its size from 11 to seven members and disbanding its Special Committee, thereby making the Board more responsive, functional and less costly; (2) Repurchase, through a Dutch Auction self tender offer, between $200 and $250 million of the Company’s common stock to boost earnings per share, return cash currently on Inter-Tel’s balance sheet to stockholders and improve Inter-Tel’s balance sheet performance; and (3) Restructure costs and expenses to further increase earnings per share.

In his March 2nd letter Mr. Mihaylo stated, “I continue to believe that the Board ... has failed to take steps that will maximize value for the Company’s stockholders.” The letter continued, “While I hoped that following the Special Meeting of Stockholders held in October ... the Board would focus on its responsibility to maximize value for all stockholders, I believe that the Company’s current analysis of strategic alternatives has hit a dead-end that will result in stagnancy for the Company, and disappointment for ... its stockholders.”
In a separate letter, also dated March 2nd , Mr. Mihaylo provided notice to the Company of his intent to nominate a slate of five directors (including himself) to Inter-Tel’s Board of Directors if the size of the Board remains at 11 directors, or three directors if the Board is reduced to seven members.
Commenting on his decision to wage another proxy contest, Mr. Mihaylo stated “I regret having to present my plan to increase stockholder value to the Company’s stockholders. I presented my plan in substantially similar form to the Board in a letter dated January 19, 2007. In my opinion, the Board has been reluctant to seriously analyze my proposals, and requires further guidance from stockholders. As the Board is aware, I remain willing to engage in further negotiations to settle this matter if and when the Board puts forth a written plan of action, which provides similar or greater value to Inter-Tel’s stockholders.”
On March 20 and March 26, 2007, Mr. Mihaylo, Mr. Cappello and their respective counsel held meetings in person to attempt to resolve the differences between Mr. Mihaylo and the Company. These meetings were unsuccessful.
On March 30, 2007, Mr. Mihaylo filed a preliminary proxy statement with respect to the 2007 Annual Meeting relating to a number of proposals, including the election of five directors nominated by Mr. Mihaylo and proposals relating to Mr. Mihaylo’s Seven Point Plan.
On the morning of April 25, 2007, in his capacity as a member of the Inter-Tel Board, Mr. Mihaylo was notified that the Special Committee had been engaged in discussions with Mitel with respect to a proposed acquisition of Inter-Tel by Mitel, and that if approved by the Special Committee, in his capacity as a director of Inter-Tel, Mr. Mihaylo would be expected to vote on the proposed Merger.
On the morning of April 26, 2007, the Special Committee recommended that the Inter-Tel Board approve the Merger Agreement and the transactions contemplated thereby. Following the Special Committee meeting, on the morning of April 26, 2007, a meeting of the Inter-Tel Board was convened to discuss the proposed merger with Mitel. At that meeting, Mr. Mihaylo expressed his opposition to the proposed merger to the Inter-Tel Board. Despite Mr. Mihaylo’s objections to the proposed merger, the Inter-Tel Board approved the Merger Agreement. Mr. Mihaylo voted against the Merger Agreement, and Dr. Puri and Mr. Urish abstained from voting.

On May 11, 2007, the Company filed a preliminary proxy statement with the SEC in connection with the Special Meeting and the proposals to adopt the Merger Agreement, and to adjourn or postpone the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of the adoption of the Merger Agreement at the Special Meeting. In its preliminary proxy statement, the Company stated that it intends to hold the 2007 Annual Meeting only if the Merger is not completed.
On June 4, 2007, Mr. Mihaylo submitted a proposal (the “Recapitalization Proposal”) for a leveraged recapitalization of the Company to the Inter-Tel Board. In the Recapitalization Proposal, Mr. Mihaylo contends that the Recapitalization Proposal constitutes a “Superior Proposal” as such term is defined in the Merger Agreement, and has asked the Inter-Tel Board to acknowledge the Recapitalization Proposal as such. The full text of the Recapitalization Proposal follows:
Steven G. Mihaylo
P.O. Box 19790
Reno, Nevada 89511
June 4, 2007
Via Email and Federal Express
Board of Directors
c/o Alexander Cappello
Inter-Tel (Delaware), Incorporated
1615 South 52nd Street
Tempe, Arizona 85281
Re:	Superior Proposal to Acquisition by Mitel Networks Corporation
Dear Board Members:
As I expressed at the meeting of the Board of Directors (the “Board”) of Inter-Tel (Delaware), Incorporated (“Inter-Tel”) on April 26, 2007, I do not believe the Agreement and Plan of Merger, dated as of April 26, 2007, by and among Inter-Tel, Mitel Networks Corporation (“Mitel”) and Arsenal Acquisition Corporation (the “Merger Agreement”) represents the best path forward for the stockholders of Inter-Tel. Given the Board’s staunch opposition to the nonbinding resolution urging the Board to arrange for the prompt sale of Inter-Tel to the highest bidder which was put before the stockholders at the Special Meeting in October 2006, I do not believe that the discreet sale process that resulted in the Merger Agreement has yielded the highest possible value available to stockholders.

Based on the analysis of my financial advisors, RBC Capital Markets (“RBC”), and recent trading trends in Inter-Tel’s stock, I believe that a recapitalization would create materially greater value for Inter-Tel’s stockholders than the proposed transaction with Mitel. I propose that Inter-Tel effect such a recapitalization by using $200 million from its cash reserves, borrowing an additional $200 million and commencing a tender offer to purchase, after expenses and break-up fees, approximately 13.4 million Inter-Tel shares at $28.00 per share. Using management’s 2008 EPS projection included in its proxy statement, if Inter-Tel shares post tender offer were to trade at the same multiple as they did pre merger-announcement, a post tender share price in excess of $30 per share would be implied, and the transaction could yield a blended value of approximately $29 per share.
I am currently in receipt of a “highly confident” letter from RBC with respect to the financing of such a recapitalization, and we would like to conduct confirmatory due diligence to enable us to provide a firm proposal. RBC and I are prepared to meet with the Board and management to go over the assumptions contained in our analysis and to answer any questions you may have.
I believe the above proposed recapitalization provides far greater value and flexibility to Inter-Tel stockholders than the proposed Merger with Mitel and constitutes a “Superior Proposal” as such term is described in the Merger Agreement. As the Special Meeting of Stockholders to vote on the adoption of the Merger Agreement is only a few weeks away, I respectfully request that the Board inform me by noon (PDT) on June 11, 2007 whether it agrees that my proposal is, or is reasonably likely to lead to, a “Superior Proposal” as such term is defined in the Merger Agreement.
Sincerely,
/s/ Steve G. Mihaylo
Steven G. Mihaylo
cc:	Joseph J. Giunta Stephen Alexander
There can be no assurance that the post tender offer share price will trade at or above the price cited in the above letter or that the blended value cited above will be achieved.
Also on June 4, 2007, Mr. Mihaylo issued a press release announcing the submission of the Recapitalization Proposal to the Inter-Tel Board and containing a copy of a letter that Mr. Mihaylo mailed to Company stockholders on the same date. The text of the press release read as follows:
STEVEN G. MIHAYLO SENDS LETTER URGING INTER-TEL STOCKHOLDERS TO REJECT
MITEL BUYOUT OFFER

Proposes Recapitalization Plan for Company that Could Yield Significantly Greater Value than
Current Buyout Offer
Recap Would Not Result in Change of Control of Inter-Tel or Cause it to Go Private
TEMPE, AZ — June 4, 2007 — Steven G. Mihaylo, former Chief Executive Officer of Inter-Tel (Delaware), Incorporated (NasdaqNM: INTL) today sent a letter urging Inter-Tel stockholders to vote against the Mitel Networks Corporation (“Mitel”) buyout offer and outlining a plan to recapitalize the Company which could provide “significantly” greater value to stockholders than the current buyout proposal. At the same time, the recapitalization plan would not result in a change of control of the Company or a going private transaction.
Mr. Mihaylo said that in his view the inherent value of Inter-Tel is much greater than the current proposed $25.60 per share acquisition by Mitel and that his recapitalization plan has the potential to provide stockholders with greater value. The recapitalization plan can be financed by using a portion of Inter-Tel’s existing cash and borrowing about $200 million at reasonable costs, according to an analysis prepared by RBC Capital Markets, the financial advisor to Mr. Mihaylo.
“I am not opposed to a sale of the Company, and if Mitel or another bidder offers what I believe is a fair price I will gladly support it; however, in the absence of that offer, I believe the Company has a better alternative through a leveraged recapitalization, which I firmly believe will provide greater present value to all shareholders and will at the same time preserve the opportunity for future growth and upside potential, including a sale at a later date,” he wrote to stockholders.
Details of the alternative recapitalization plan will be filed shortly with the Securities and Exchange Commission, Mr. Mihaylo told stockholders.
Mr. Mihaylo resigned from Inter-Tel after 35 years as chief executive in February, 2006. Mr. Mihaylo is the beneficial owner of 5,189,748 shares of Inter-Tel common stock, or about 19.0% of the common shares outstanding. He is the Company’s single largest stockholder.
A full text of the letter sent to stockholders today is attached below:
STEVEN G. MIHAYLO
P.O. Box 19790
Reno, Nevada 89511
June 4, 2007
Dear Fellow Stockholder,

As the founder of Inter-Tel and its Chief Executive Officer for over 35 years, I am proud to be associated with the Company and its tremendous growth over that period of time. Despite the Company’s growth over those years, I was asked to resign as CEO in February of last year. At that time, I lost confidence in management and their ability to devise a reasonable strategic plan to continue that growth. Because of this lack of confidence and the risk to my significant financial stake in the Company, I submitted an offer to buy the Company but made clear at the time that I would be fully prepared to support a sale of the Company to the highest bidder if a true auction were held where all bidders had an equal opportunity to participate. Both my offer to buy the Company and the proposal to sell the Company to the highest bidder were rejected by the Board.
I recently discovered that throughout my clashes with the Board over the past 15 months, during which time the Board staunchly refused to conduct a public sale process, the Board was in fact quietly pursuing potential sale transactions without my knowledge or participation. I have spent significant amounts of my personal assets to communicate directly with you about the direction that I believe the Company should take, yet despite these efforts and my clear interest in pursuing a sale, the Company accepted a proposal that I believe does not reflect the intrinsic value of the Company.
To test this view, I asked my financial advisors to analyze alternative transactions and assess whether higher value could be achieved without changing control of the Company or taking it private . Based on their analysis and recent trading trends in our stock, I believe the Company could undertake a leveraged recapitalization which would yield significantly greater present value than the current offer even after paying the termination fee now required under the current buyout proposal. Based upon discussions with my financial advisors, I am confident that the recapitalization I envision can be financed using some of the Company’s existing excess cash and approximately $200 million of additional borrowing at reasonable cost.
Today I formally asked the Board of Directors to consider this alternative in lieu of the Mitel buyout offer to be voted on by shareholders later this month. I am hopeful that they will thoroughly evaluate my value-maximization proposal, and I will advise you promptly of their reply. The details of my alternative recapitalization proposal will be filed with the SEC shortly.
I believe the inherent value of the Company is significantly greater than the current offer, and therefore intend to vote “NO” on the Mitel buyout proposal and urge you to do the same.
We have worked too hard to see the Company sold for what I believe is less than its true value. I am not opposed to a sale of the Company, and if Mitel or another bidder offers what I believe is a fair price I will gladly support it; however, in the absence of that offer, I believe the Company has a better alternative through a leveraged recapitalization, which I firmly believe will provide greater present value to all shareholders and will at the same time preserve the opportunity for future growth and upside potential, including a possible sale at a later date.
Thank you for considering this matter.
Very truly yours,
/s/ Steven G. Mihaylo
STEVEN G. MIHAYLO
Mr. Mihaylo intends to send you proxy materials shortly. Once you receive Mr. Mihaylo’s proxy material, you can vote “AGAINST”
the merger on the proxy card furnished by Mr. Mihaylo. Until then,
Mr. Mihaylo urges you to oppose the merger. You can do so either by simply not returning the Company’s proxy card since a failure to vote has the same effect as a vote against the merger or by voting
“AGAINST” the Merger on the Company’s proxy card.
If you have any questions, please contact MacKenzie Partners, Inc., the firm assisting Mr. Mihaylo in the solicitation of proxies:
MacKenzie Partners, Inc.
105 Madison Avenue
New York, New York 10016
TOLL FREE: (800) 322-2885
or
CALL COLLECT: (212) 929-5500
proxy@mackenziepartners.com
Participant Legend
Steven G. Mihaylo (“Mr. Mihaylo”) plans to file with the Securities and Exchange Commission, and mail to stockholders of Inter-Tel (Delaware), Incorporated (“Inter-Tel”), a proxy statement in connection with his opposition to the adoption of the Agreement and Plan of Merger, dated as of April 26, 2007, by and among Inter-Tel, Mitel Networks Corporation and Arsenal Acquisition Corporation to be voted on by stockholders at a Special Meeting of Inter-Tel stockholders to be held on June 29, 2007 (the “Special Meeting”). MR. MIHAYLO STRONGLY ADVISES ALL INTER-TEL STOCKHOLDERS TO READ THE PROXY STATEMENT WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION, INCLUDING INFORMATION RELATING TO THE PARTICIPANTS IN THE PROXY SOLICITATION. SUCH PROXY STATEMENT, WHEN FILED, AND ANY OTHER RELEVANT DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.

Participant Information
Mr. Mihaylo, Summit Growth Management LLC (“Summit”) and the Steven G. Mihaylo Trust (the “Trust”) are participants in the solicitation of proxies by Mr. Mihaylo from stockholders of Inter-Tel in connection with the Special Meeting. Mr. Mihaylo intends to solicit proxies from the stockholders of Inter-Tel to vote against the adoption of the Merger Agreement at the Special Meeting.
Mr. Mihaylo is the founder and former Chairman of the Board and former Chief Executive Officer of Inter-Tel. Mr. Mihaylo is the sole member and managing member of Summit, an entity through which he makes investments. Mr. Mihaylo is the sole trustee of the Trust.
As of June 4, 2007, Mr. Mihaylo is the beneficial owner of 5,189,748 shares of Inter-Tel common stock, or approximately 19.0% of the shares of common stock outstanding. Of these 5,189,748 shares, Mr. Mihaylo (i) is the holder of record of 1,498 shares of Inter-Tel common stock, (ii) is the holder of record of options to acquire 7,500 shares of Inter-Tel common stock which became exercisable on November 12, 2006, (iii) is the holder of record of options to acquire 2,750 shares of Inter-Tel common stock which became exercisable on December 7, 2006 and (iv) may be deemed to be the beneficial owner of the 5,178,000 shares of Inter-Tel common stock held by the Trust because Mr. Mihaylo is the sole trustee of the Trust.
On June 12, 2007, the Company issued a press release in which it stated: “The Special Committee of your Board of Directors has met and, after considering the advice of its legal and financial advisors, unanimously determined (with one member absent) that the recapitalization strategy proposed by Steven G. Mihaylo is not reasonably likely to lead to a transaction that is more favorable to Inter-Tel stockholders than the Mitel merger. The recapitalization proposal would, therefore, not be reasonably likely to lead to a “superior proposal” as that term is defined in the Agreement and Plan of Merger dated as of April 26, 2007, among Inter-Tel, Mitel Networks Corporation and Mitel’s wholly-owned acquisition subsidiary.” The press release went on to list the various reasons for the Special Committee’s conclusion that the Recapitalization Proposal was not likely to lead to a “superior proposal.”
In response to the Company’s press release, on June 14, 2007 Mr. Mihaylo issued the following press release, which included a letter that Mr. Mihaylo had sent to stockholders on the same day.
Steven G. Mihaylo Disputes Inter-Tel’s Characterization of His Proposed
Recapitalization Plan
Shareholders Should Reject the Mitel Merger and Have the Choice to Either Cash Out at
a Premium or Participate in Company’s Future Growth Potential
Mihaylo Willing to Bet on Inter-Tel’s Future Success
TEMPE, AZ, June 14, 2007 — Unlike Steven G. Mihaylo, founder and 19% stakeholder in Inter-Tel (Delaware), Incorporated (NasdaqNM: INTL), Company management may lack incentive to maximize shareholder value given their collective ownership of less than 1% of the Company, instead opting for immediate gratification by accepting the $25.60 Mitel buyout offer.
In a letter sent to stockholders today, Mr. Mihaylo pointed out that the Company has not provided financial analysis disputing the economics of his recapitalization proposal. The letter criticized Inter-Tel’s advisers for mischaracterizing the impact his recapitalization plan would have on the Company and impugning his motives and urged shareholders to vote against the merger.
The full text of the letter follows:
STEVEN G. MIHAYLO
P.O. Box 19790
Reno, Nevada 89511
June 14, 2007
Dear Fellow Inter-Tel Shareholder,

I am writing in response to the letter you received earlier this week from Alexander Cappello on behalf of the Special Committee of the Board of Directors of Inter-Tel. I firmly believe Mr. Cappello has not only mischaracterized the financial impact of my recapitalization proposal, but also my motives for encouraging you to vote AGAINST the Mitel merger.
My goal in asking you to vote AGAINST the merger is not, as the Company suggested in its letter, to gain a “dominant share ownership position” or to gain a “veto right on any future sale of Inter-Tel.” As the owner of approximately 19.0% of the presently outstanding common stock of Inter-Tel and as a member of the Board of Directors, my goal is to pursue the highest possible value for all shareholders at reasonable levels of risk. Given that the rest of the Board and management collectively own less than 1% of the outstanding shares, it is understandable that they might find it easier to sell the Company at a discount rather than running a true auction process or undergoing a recapitalization and building on the Company’s many strengths. However, as the Company’s founder and largest shareholder, I am confident that my recapitalization proposal will provide significant present value to shareholders and simultaneously position the Company for substantial growth and a possible future sale.
While Mr. Cappello argues that my “recapitalization proposal relied on publicly disclosed Inter-Tel projections, which in turn rely on assumptions that may not be applicable as a result of the recapitalization,” the Company has not provided any analysis as to how the projections could or would change pursuant to the proposed recapitalization. The recapitalization should not result in a change to the Company’s business operations, so the notion that the estimated business fundamentals going forward somehow become unreliable is a mystery to me.
I think it is also crucial to note that, via a letter from Company counsel to my attorney, the Company acknowledged that the “fiscal year 2008 forward numbers ... have not been updated since the June 2006 strategic plan,” — a startling assertion since they are contained in the Company’s proxy in support of the proposed merger. Moreover, a follow up email acknowledged that the only projections provided to and used by the Company’s financial advisors in issuing its fairness opinion are those contained in the Company’s proxy. Given this, I encourage you to question the reliability of a fairness opinion based on what the Company acknowledges are dated projections, and in light of the lack of projections containing the assumptions insisted on by the Company, whether such fairness opinion could possibly have factored in the value that can be achieved through a recapitalization. The bottom line is that the Company cannot have it both ways: either the projections are accurate, and both we and the Company’s financial advisors can rely on them OR they are outdated and the fairness opinion upon which the Company is relying to recommend that you support the Mitel transaction does not properly value the future potential of the Company.
As to certain specific allegations raised in Mr. Cappello’s letter:

The Company Contends: there is a significant risk that the recapitalization would result in less overall value for stockholders. The facts are:
•	Under my proposal, 60.6% of the shares presently outstanding could be purchased at $28 per share assuming that I do not tender any shares. For tendering shareholders to lose money compared to the Mitel proposal, Inter-Tel stock would have to trade after the tender below $21.91 per share, well below the pre merger-announcement trading price of $23.79.
•	If I tender a pro rata portion of my shares (to alleviate concerns of my increased influence), 49.1% of all shares presently outstanding could be purchased at $28 per share and the remaining shares would have to trade below $23.29 per share for shareholders to lose money, still below the pre merger-announcement trading price.
The Company Contends: I will have a dominant stock ownership position with the ability to personally elect a large percentage of the Inter-Tel Board and a potential veto right on any future sale of Inter-Tel. The facts are:
•	As the Company’s largest shareholder I already have the right under cumulative voting to elect a minority of the Board and have no incentive but to maximize value for myself and all other shareholders, as required by my fiduciary duties as a director.
•	Furthermore, if the Board agrees to implement my recapitalization proposal, I am willing to negotiate with them to neutralize any incremental voting power I obtain as a result of not tendering into the recapitalization for purposes of voting on any future sale of the Company.
The Company Contends: the recapitalization is subject to a number of conditions and contingencies, including significant asset sales. The facts are:
•	As the Company knows well, existing cash flow and a modest line of credit should be more than sufficient to cover any working capital needs. Asset sales are not required to implement the recapitalization and would only be effected if necessary or desirable to lower the cost of the recapitalization and in any event, should not require a fire sale as alleged by the Company.
The Company Contends: the recapitalization would likely result in Inter-Tel becoming a “micro-cap” stock. The facts are:
•	While the Company does not provide its definition of “micro-cap”, the fact is Inter-Tel post-recapitalization would have a market value of over $330 million (assuming the pre merger-announcement trading price of $23.79 and calculated off of the remaining common stock presently outstanding) and even if my shares were not counted and not tendered, the public float would exceed $207 million. Regardless of which figure is used, these market cap figures are far above NASDAQ requirements.

The Company Contends: the Company’s publicly disclosed projections should not be relied upon because they in turn rely on assumptions that may not be applicable as a result of the recapitalization, including, among other things, that Inter-Tel would have significant cash reserves and no debt, that the Company would not sell its assets at a discount to raise cash in the near term and the Company would not continue to be disrupted by questions as to ownership and control of the Company. The facts are:
•	The Company has acknowledged that both UBS and Mitel relied on the projections included in the proxy statement, yet when utilizing these same projections to analyze the value of a recapitalization alternative my financial advisors and I were instructed that they should not be relied upon.
•	It is hard to understand how leveraging the Company and using excess cash to enhance shareholder value will affect the Company’s projections, other than debt service, the effect of which is included in the pro forma analysis prepared by my financial advisors.
•	As stated above, there is no need to sell any assets at a discount — or even to sell assets at all since other financing sources (such as a modest revolving line of credit) should be readily attainable should the need arise.
•	The Company has provided no support for its argument that asset sales will reduce EBITDA by $10 million.
•	As I already own almost 20% of the Company and given that I am willing to neutralize any incremental voting power I would acquire if I do not tender my shares on the terms described above, it is hard to understand how my continued ownership would affect the Company’s projections.
•	The $20 million termination fee payable to Mitel if the recapitalization is implemented was already factored into the financial analysis prepared by my financial advisors.
* * *
I have consistently urged the Company to undertake a process to sell the Company to the highest bidder. Contrary to my recommendation, the Board has aggressively argued against such a process while quietly pursuing a sale to a selected bidder without providing me or other potentially interested parties the opportunity to participate before obligating the Company and subjecting any other potentially interested party to a $20 million disadvantage.
My interest is the same as yours — to maximize the value of my investment and yours, and as an almost 20% shareholder I have the most at stake. If I believed the Mitel merger is the best alternative available for Inter-Tel, I would gladly support it, but I remain convinced that a recapitalization will provide greater present value to all shareholders while at the same time preserving the opportunity for future growth and upside potential, including a possible sale at a later date.
Thank you in advance for your support.
Very Truly Yours,
 /s/ Steven G. Mihaylo
STEVEN G. MIHAYLO

PROPOSAL NO. 1
ADOPTION OF MERGER AGREEMENT
You are being asked by Inter-Tel to adopt the Merger Agreement. For the reasons discussed below, Mr. Mihaylo opposes the proposed Merger and Merger Agreement. To that end, Mr. Mihaylo is soliciting your proxy to vote AGAINST Proposal No. 1.
Mr. Mihaylo urges you to demonstrate your opposition to the proposed Merger and to send a message to the Inter-Tel Board that the proposed Merger is not in the best interest of Inter-Tel stockholders by signing, dating and returning the enclosed GREEN proxy card as soon as possible.
REASONS TO VOTE AGAINST THE PROPOSED MERGER
Mr. Mihaylo does not oppose a sale of the Company; however, he does not believe that the consideration provided for stockholders by the Merger Agreement reflects the intrinsic value of Inter-Tel. As is evidenced by the proxy contest he waged at the 2006 Special Meeting, Mr. Mihaylo is fully supportive of a sale of the Company to the highest bidder following a true auction of the Company where all bidders have an equal opportunity to participate. Given the Company’s firm opposition to the Sell the Company Resolution at the 2006 Special Meeting held in October 2006, Mr. Mihaylo does not believe that the sale process conducted by the Inter-Tel Board which resulted in the Merger Agreement was likely to yield, nor has it yielded, the maximum value available to Inter-Tel stockholders.
Based on the analysis of Mr. Mihaylo’s financial advisors, RBC, and recent trading trends in Inter-Tel’s stock, Mr. Mihaylo believes that a recapitalization could create materially greater value for Inter-Tel’s stockholders than the proposed transaction with Mitel. Mr. Mihaylo believes that such a recapitalization could be accomplished by using $200 million from Inter-Tel’s cash reserves, borrowing an additional $200 million and commencing a tender offer to purchase, after expenses and break-up fees, approximately 13.4 million Inter-Tel shares at $28.00 per share. Using management’s 2008 EPS projection included in Inter-Tel’s proxy statement, if Inter-Tel shares post tender offer were to trade at the same multiple as they did pre Merger-announcement, a post tender share price in excess of $30 per share would be implied, and the transaction could yield a blended value of approximately $29 per share. There can be no assurance that the post tender offer share price will trade at or above this value or that the blended value cited above will be achieved.
Mr. Mihaylo only intends to tender his shares in the proposed recapitalization if the tender offer is undersubscribed or if the Board requests that he do so in order to reduce his post-tender percentage ownership in the Company. If Mr. Mihaylo does not tender his shares in the recapitalization, stockholders will be able to sell approximately 60% of their shares of Common Stock. Furthermore, if Mr. Mihaylo does not tender his shares in the recapitalization, based on the number of shares outstanding on the Record Date, post recapitalization Mr. Mihaylo would hold approximately 37.3% of the voting securities of the Company. However, if the current Board agrees to implement the Recapitalization Proposal, Mr. Mihaylo has indicated his willingness to negotiate with the Board to neutralize any incremental voting power he may obtain as a result of not tendering into the recapitalization for purposes of voting on any future sale of the Company.
To the extent that additional operating cash is necessary to run Inter-Tel’s business following the recapitalization Mr. Mihaylo proposes drawing upon the proposed revolving credit facility pursuant to the financing commitments discussed below until such time as the Company’s cash flow is sufficient to cover operating costs.
In connection with the debt portion of the financing of the recapitalization, Mr. Mihaylo, as a director of the Company, has received an aggregate debt financing commitment of $255.0 million (the “Debt Financing Commitment”) from The Royal Bank of Canada (“Royal Bank”), pursuant to which Royal Bank has agreed to use commercially reasonable efforts to provide the Debt Financing Commitment, as further specified in the debt commitment letter provided to Mr. Mihaylo. Proceeds of the Debt Financing Commitment will be used to finance a portion of the proposed recapitalization. The Debt Financing Commitment consists of up to $255.0 million in senior secured credit facilities (“Credit Facilities”), comprised of:
•	a new secured first-lien term loan facility of up to $125.0 million;

•	a new revolving credit facility of $30.0 million; and

•	a new second-lien term loan facility of up to $100.0 million.

The availability of the Debt Financing Commitment is subject to the satisfaction of various conditions contained in the debt financing commitment letter delivered to Mr. Mihaylo from Royal Bank. These conditions are in general customary for recapitalization financings with a cash reserve contribution and levered debt components. There can be no assurance that all of the conditions to the Debt Financing Commitment will be met or that Inter-Tel would be able to obtain alternative financing in the event conditions precedent to the funding of the Debt Financing Commitment are not met as required under the debt financing commitment letter.
All borrowings under the Debt Financing Commitment will be made available to Inter-Tel simultaneously with the effectiveness of the proposed recapitalization, except that borrowings under the revolving credit facility shall only be available for ongoing working capital needs and general corporate purposes of Inter-Tel and not to fund the recapitalization or the fees or expenses incurred by Inter-Tel in connection with consummating the recapitalization. The borrower under the Credit Facilities shall be Inter-Tel (in such capacity, “Borrower”). RBC will be the sole lead arranger, sole book runner and syndication agent for the Credit Facilities and Royal Bank will act as administrative agent for the Credit Facilities. Any commitment under the Credit Facilities not required to finance the recapitalization will terminate on the date of the consummation of the recapitalization. RBC’s commitment with respect to the Debt Financing Commitment will terminate on September 15, 2007, unless on or prior to such date the recapitalization has been consummated and a definitive credit agreement and all related documentation evidencing the Credit Facilities shall have been entered into and initial borrowings made.
The availability of the Debt Financing Commitment is subject to, among other things, satisfaction of the following conditions:
•	after giving effect to the closing of the recapitalization, Inter-Tel and its subsidiaries shall have no outstanding preferred equity, indebtedness or contingent liabilities other than:
•	loans under the Credit Facilities;

•	obligations pursuant to the existing lease purchase agreements of the Company; and

•	certain other limited indebtedness or disclosed contingent liabilities to be agreed upon;
•	lenders shall have received certain information required by the Patriot Act;
•	lenders shall have a perfected security interest in assets of the Borrower;
•	Borrower under Credit Facilities shall have delivered to Royal Bank certain financial statements and evidence of satisfaction of certain financial covenants, including, without limitation:
•	Audited consolidated financial statements of Inter-Tel for the 2004, 2005 and 2006 fiscal years;
•	Audited consolidated financial statements of Inter-Tel for each quarter ending after its most recent fiscal year and at least 45 days prior to the Closing Date; and
•	Evidence that Inter-Tel’s adjusted EBITDA for the twelve consecutive months ending on (i) June 30, 2007 and (ii) the last day of each subsequent fiscal month ended at least 30 days prior to the Closing Date, is equal to or exceeds $50.0 million, including add-backs for extraordinary expenses and non-cash stock-based compensation agreed to by RBC;
•	after giving effect to the recapitalization, Borrower shall have cash on hand of at least $20.0 million;
•	after giving effect to the recapitalization, Mr. Mihaylo will be the Chairman of the Board of Directors of the Borrower and beneficial owner of at least 25% of the economic interests of the Borrower and at least 19.0% of the voting interests of the Borrower; and
•	other customary conditions for leveraged recapitalization financings.
If any of the material conditions to the funding of any of the facilities comprising the Debt Financing Commitment are not satisfied, Mr. Mihaylo would not expect Royal Bank to waive such conditions and provide the Debt Financing Commitment.
Stockholders are advised that unlike the Merger, not all stockholders will receive the offered cash consideration pursuant to the proposed recapitalization for all of the shares of Common Stock they hold, and, assuming proration, the cash consideration received by a tendering stockholder may not exceed the cash consideration that such stockholder would receive in the Merger, pursuant to which all of such stockholder’s shares would be acquired.
Stockholders are further advised that the Company is expected to incur approximately $200 million of indebtedness, and perhaps more, in connection with the proposed recapitalization. This indebtedness, and the limitations imposed on the Company by its debt agreements, could have adverse consequences, including the following: the Company’s cash flow may be insufficient to meet its required principal and interest payments; the Company may be unable to borrow additional funds as needed or on favorable terms, which could, among other things, adversely affect the Company’s ability to capitalize upon emerging acquisition opportunities or meet operational needs; the Company may be unable to refinance its indebtedness at maturity or the refinancing terms may be less favorable than the terms of the original indebtedness; and the Company may violate restrictive covenants in its loan documents, which would entitle the lenders to accelerate the Company’s debt obligations.

Financial Analysis of RBC Capital Markets
A description of the material financial analyses performed by RBC, at the request of Mr. Mihaylo, in regards to a leveraged recapitalization by the Company, in lieu of the proposed Merger with Mitel, is set forth below. The following summary does not purport to be a complete description of all the financial analyses undertaken by RBC.
In connection with its analyses, RBC was instructed by Mr. Mihaylo to assume the following:
•	the Company would make a tender offer for 13.4 million of the Company’s shares at a price of $28.00 per share for an aggregate repurchase price of $375 million;

•	the closing of such tender offer would occur in September 2007;

•	the Company’s proposed Merger with Mitel would be terminated and the Company would pay Mitel a $20 million termination fee pursuant to the Merger Agreement;

•	the leveraged recapitalization transaction, payment of the termination fee to Mitel and related transaction expenses (including the cost of debt financing) would be funded with:
•	$200 million of cash and short-term securities from the Company’s balance sheet (without a recapitalization, the Company would have an assumed average 2008 cash balance of $242 million earning annual interest of approximately 3.1%); and

•	$200 million funded by new long-term debt raised by the Company subject to an annual interest rate of approximately 7.86% (LIBOR + 250bps); and
•	following the recapitalization, the shares of the Company would trade at a price/earnings multiple of 16.5x, which is equal to the price/earnings multiple at which the Company shares traded on April 26, 2007 (the trading day prior to the announcement date of the proposed Merger with Mitel), based upon the financial projections included in the definitive proxy statement of the Company filed on May 29, 2007 (such projections, the “Proxy Projections”, and such proxy statement, “Management’s Proxy Statement”).

Based on these assumptions, RBC adjusted the Proxy Projections for the effects of the proposed recapitalization as follows:
(Figures in Millions, except per share data)
2008 Projections per Inter-Tel Proxy

Operating Income	$56.0

Total Other Income/(Expenses)	$7.5

Income Before Taxes	$63.5

Income Taxes	($22.9)

Net Income	$40.6

Diluted Shares Outstanding	28.2
EPS — Diluted (Non-GAAP)	$1.44

2008 Projections Post-Recapitalization

Operating Income	$56.0

Total Other Income/(Expenses)	($13.3)

Income Before Taxes	$42.7

Income Taxes	($15.4)

Net Income	$27.3

Diluted Shares Outstanding	14.8
EPS — Diluted (Non-GAAP)	$1.84

Stock Price Analysis

Pro Forma Diluted EPS	$1.84
Assumed 2008E P/E Post-Buyback	16.5x
Pro Forma Stock Price	$30.46
The table above compares the Proxy Projections to the pro forma financials following the proposed recapitalization based upon the assumptions set forth above (the “Post-Recap Projections”). The operating income of the Company under both sets of projections is equal to $56.0 million. Under the Proxy Projections, total other income of $7.5 million is assumed to be interest income, which implies a cash interest income rate of 3.1% based on $242 million of average cash outstanding. Assuming an income tax rate of 36%, the Company’s net income under the Proxy Projections equals $40.6 million or $1.44 per share on a fully diluted basis, based upon 28.2 fully diluted shares outstanding. Under the Post-Recap Projections, total other expense of $13.3 million is calculated by multiplying a projected average pro forma cash and equivalents balance of $19.7 million by the implied cash interest rate of 3.1% and subtracting the product of the $177.2 million in pro forma long-term debt (the average projected pro forma long term debt balance for 2008) and assumed annual interest rate of 7.86%. Assuming an income tax rate of 36%, the Company’s pro forma net income under the Post-Recap Projections equals $27.3 million, or $1.84 per share on a fully diluted basis, based upon 14.8 million fully diluted shares outstanding.
By applying the assumed 16.5x price/earnings multiple, RBC calculated the price at which the shares should trade after the leveraged recapitalization to be $30.46 per share. RBC further determined the weighted average per share value of the proposed recapitalization by adding the aggregate value of the shares following the recapitalization ($30.46 per share multiplied by 13.6 million basic shares outstanding following the tender offer) and the aggregate value of the shares to be acquired as part of the leveraged recapitalization ($28.00 per share multiplied by 13.4 million shares) and dividing that sum by the 27.0 million total basic shares outstanding as of April 26, 2007, to reach the weighted-average per share value of the recapitalization of $29.24.

	Shares (mm)	Price/Share

Shares Tendered in Recapitalization	13.4	$28.00

Pro Forma Basic Shares Outstanding	13.6	$30.46

Weighted Average Value for All Basic Shares	27.0	$29.24
In addition, RBC compared the Company’s price/earnings multiple of 16.5x used for purposes of the foregoing analysis with price/earnings multiples at which the Company shares traded relative to the consensus equity analysis earnings estimates as reported by FactSet for April 26, 2007 and the average daily price/earnings multiples over the one year and the two year periods ending on April 26, 2007, as summarized in the table below:

P/E Multiple

Spot Price/Earnings Multiple on 4/26/07	18.3x

Average Daily Price/Earnings Multiple for 12 Months ending 4/26/07	18.6x

Average Daily Price/Earnings Multiple for 24 Months ending 4/26/07	17.9x
Source: FactSet
RBC noted that all three price/earnings metrics were higher than the 16.5x used for the purposes of the foregoing analysis. The difference in the spot price/earnings multiple on April 26, 2007 was due to RBC calculating the price/earnings multiple based upon the Proxy Projections and FactSet calculating the price/earnings multiples based upon consensus street estimates. RBC observed that the Spot Price/Earnings Multiple on April 26, 2007 fell within the range provided by the daily average price/earnings multiples over the preceding 12 month and 24 month periods.
As stated above, Mr. Mihaylo assumes that $200 million in cash and short-term securities from the Company’s balance sheet would be available to finance the recapitalization based upon research analysts’ average projected cash balance at September 30, 2007 as well as the average projected cash balance for 2008. To the extent additional operating cash would be necessary to run Inter-Tel’s business following the recapitalization, Mr. Mihaylo proposes drawing upon the proposed $30 million revolving credit facility available pursuant to the Debt Financing Commitment until such time as the Company’s cash flow is sufficient to cover operating costs.
In its Form DEFA14A filing on June 15, 2007, Inter-Tel challenged the assumption that $200 million would be available for a leveraged recapitalization and instead suggested that only $177 million would be available according to Inter-Tel’s forecasts and working capital assumptions.
RBC performed a sensitivity analysis to measure how using less cash and more or less debt (up to the $225.0 million available to finance the recapitalization pursuant to the Debt Financing Commitment) impacted the projected blended share price assuming a $28.00 recapitalization price and a price/earnings multiple of 16.5x applied to the Proxy Projections. Assuming that the Company used $175 million in cash and $225 million in debt as the $400 million in total sources of funds compared to $200 million in cash and $200 million in debt under Mr. Mihaylo’s proposal, the blended share price would decrease $0.44 from $29.24 to $28.80, still higher than the $25.60 Mitel offer price.
The above summary includes information presented in tabular format. In order to more fully understand the financial analyses used by RBC, the tables must be read together with the full text of each summary as well as the presentation filed by Mr. Mihaylo with the SEC on June 8, 2007 on form DFAN14A. The tables alone are not a complete description of RBC’s financial analyses. Except as otherwise noted, the quantitative information included and reflected in RBC’s analyses, to the extent based on market data, is based on market data as it existed on or before June 11, 2007 or on the information included in Management’s Proxy Statements, and is not necessarily indicative of current market conditions.
RBC prepared these analyses at the request of Mr. Mihaylo and relied upon the accuracy and completeness of all of the financial, accounting and other information discussed with or reviewed by it and assumed such accuracy and completeness for purposes of performing its analyses. In that respect, RBC relied upon the accuracy and completeness of the information included in Management’s Proxy Statement, including the financial projections included therein. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by these analyses. None of Mr. Mihaylo or RBC or their respective affiliates, employees or representatives assumes responsibility if future results are materially different from those presented in these analyses.

Pursuant to a letter agreement, dated March 3, 2006, as amended as of March 19, 2007 and June 1, 2007, between Summit and RBC (the “RBC Agreement”), RBC has received a non-refundable cash retainer fee, and is entitled to receive (i) an agreed upon transaction fee in the event that Mr. Mihaylo consummates, during the term of the RBC Agreement or during the 12 months following the term, a Transaction pursuant to a definitive agreement, letter of intent or other evidence of a commitment entered into between Mr. Mihaylo and the Company, or by means of a tender offer to the stockholders of the Company initiated by Mr. Mihaylo, (ii) an agreed upon topping fee in the event that a Third Party Transaction (as defined below) is consummated during the term of the RBC Agreement or during the 12 months following the term and such Third Party Transaction is subsequent to any offer (whether written or oral) made by Mr. Mihaylo to the Company relating to a Transaction, (iii) an agreed upon success fee in the event that the Merger Agreement is terminated under certain circumstances creditable against the above referenced transaction fee or topping fee, and (iv) an agreed upon contingent topping fee in the event that Mr. Mihaylo or his affiliates exercise appraisal rights under Delaware law in respect to a Third Party Transaction and recover an amount that is greater than the price per share at which such Third Party Transaction was consummated. On June 14, 2006, Mr. Mihaylo and Vector submitted an offer to the Company for purposes of clause (ii) above. “Third Party Transaction” means any transaction or series or combination of related transactions, whereby directly or indirectly, a majority of the capital stock of the Company is, or assets representing a majority of the assets of the Company are, transferred to a person not affiliated with Mr. Mihaylo or the Company for consideration, including, without limitation, a sale or exchange of capital stock or assets, a merger, plan of exchange or consolidation, the formation of a joint venture, a minority investment or partnership, or any similar transaction. RBC has been reimbursed for a portion of its reasonable out of pocket expenses in performing the services under the RBC Agreement, and will be reimbursed for a reasonable portion of its additional out of pocket expenses up to an agreed upon dollar amount. RBC (together with its affiliates) is a global, full service securities firm engaged in securities trading and brokerage activities, and providing investment banking, investment management, financial and financial advisory services.
PROPOSAL NO. 2
PROPOSAL TO ADJOURN OR POSTPONE THE SPECIAL MEETING TO SOLICIT ADDITIONAL PROXIES
You are being asked by Inter-Tel to approve a proposal to adjourn or postpone the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of adoption of the Merger Agreement at the Special Meeting. For the reasons discussed above, Mr. Mihaylo opposes the proposed Merger. To that end, Mr. Mihaylo is soliciting your proxy to vote AGAINST Proposal No. 2.
Mr. Mihaylo urges you to vote AGAINST Inter-Tel’s proposal to adjourn or postpone the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of adoption of the Merger Agreement at the Special Meeting.

CERTAIN INFORMATION REGARDING THE PROPOSED MERGER
Pursuant to the Merger Agreement, Acquisition Sub will be merged with and into Inter-Tel, and Inter-Tel will survive the Merger as a wholly-owned subsidiary of Mitel. If the Merger is completed, at the effective time of the Merger, each share of Common Stock will be converted into the right to receive $25.60 in cash, without interest (the “Merger Consideration”). After the Merger is completed, Inter-Tel stockholders will have the right to receive the Merger Consideration but will no longer have any rights as Inter-Tel stockholders, except to the extent a stockholder has dissented from adoption of the Merger Agreement and asserted rights to an appraisal of the “fair value” of such stockholder’s shares under the General Corporation Law of the State of Delaware. See “Appraisal Rights” on page 49 of Management’s Proxy Statement. Mr. Mihaylo reserves all rights with respect to the Merger Agreement, including his right to exercise appraisal rights under Delaware law.
The foregoing description of the Merger Agreement is not complete and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is attached as Annex A to Management’s Proxy Statement.
CONSEQUENCES OF DEFEATING THE PROPOSED MERGER
Inter-Tel will be required to pay Mitel a fee of $20,000,000 (the “Termination Fee”) if (i) the Merger Agreement is terminated as a result of the failure to obtain the requisite vote of the Company’s stockholders, (ii) prior to such termination an acquisition proposal (as that term is defined in the Merger Agreement) has been publicly announced and not withdrawn and (iii) within 12 months following the date of such termination, Inter-Tel enters into a definitive agreement with respect to, or consummates, an alternative transaction (as that term is defined in the Merger Agreement). In addition, provided that Inter-Tel has complied in all material respects with all of its no shop obligations, in the event that Inter-Tel terminates the Merger Agreement in order to enter into a definitive agreement with respect to a superior proposal (as that term is defined in the Merger Agreement), Inter-Tel will be required to pay Mitel the Termination Fee. Inter-Tel would also be required to pay the Termination Fee if the Merger Agreement is terminated because (i) the Merger has not been consummated on or before September 30, 2007, (ii) prior to such termination an acquisition proposal (as that term is defined in the Merger Agreement) has been publicly announced and not withdrawn and (iii) within 12 months following the date of such termination, Inter-Tel enters into a definitive agreement with respect to, or consummates, an alternative transaction (as that term is defined in the Merger Agreement). Mr. Mihaylo believes that the Recapitalization Proposal constitutes an acquisition proposal and has asked the Inter-Tel Board to identify it as a superior proposal.
In the event the Merger is defeated and the Inter-Tel Board declines to implement the Recapitalization Proposal or provide a financially superior alternative, Mr. Mihaylo intends to nominate directors for a majority of the seats on the Inter-Tel Board at Inter-Tel’s next meeting of stockholders at which directors are to be elected who Mr. Mihaylo believes will take all necessary steps to consider all options to maximize stockholder value, including considering a leveraged recapitalization of Inter-Tel. As a stockholder, Mr. Mihaylo will have the right to compel the Inter-Tel Board to call the 2007 Annual Meeting as, within a few days of the Special Meeting, more than 13 months will have passed since the 2006 Annual Meeting. However, there can be no assurance that if the Merger is defeated that an alternative transaction will be presented to the stockholders in the future and, even if an alternative transaction is presented to the stockholders, that it will be for consideration equal to or in excess of the consideration to be paid in the Merger. In addition, if Inter-Tel continues as an independent public company, there can be no assurance that its share price will remain at or exceed recent trading levels.
VOTING PROCEDURES
Only stockholders of record on the record date will be entitled to notice of and to vote at the Special Meeting. Each share of Common Stock is entitled to one vote. Stockholders who sell shares of Common Stock before the record date (or acquire them without voting rights after the record date) may not vote such shares. Stockholders of record on the record date will retain their voting rights in connection with the Special Meeting even if they sell such shares after the record date.
Shares represented by a properly executed GREEN proxy card will be voted at the Special Meeting as marked and, in the absence of specific instructions, will be voted AGAINST the proposed Merger and AGAINST the proposal to adjourn or postpone the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of adoption of the Merger Agreement at the Special Meeting, and, in the discretion of the persons named as proxies, on all other matters as may properly come before the Special Meeting.
How do I vote in person if I am a record holder?
If you are a holder of record of Common Stock on the record date, May 25, 2007, you may attend the Special Meeting and vote in person. Inter-Tel’s management has indicated that in order to vote in person you must bring proof of identification to the Special Meeting.
How do I vote by proxy if I am a record holder?
To vote by proxy, you should complete, sign and date the enclosed GREEN proxy card and return it promptly in the enclosed postage-paid envelope. To be able to vote your shares in accordance with your instructions at the Special Meeting, Mr. Mihaylo must receive your proxy as soon as possible but in any event prior to the Special Meeting. You may vote your shares without submitting a proxy to Mr. Mihaylo if you vote in person or submit a proxy to Inter-Tel’s proxy solicitor for the Special Meeting in accordance with the instructions contained in Management’s Proxy Statement.
What if I am not the record holder of my shares?
If your shares are held in the name of a brokerage firm, bank nominee or other institution, only it can give a proxy with respect to your shares. You may have received either a GREEN proxy card from the record holder (which you can complete and send directly to MacKenzie Partners, Inc.) or an instruction card (which you can complete and return to the record holder to direct its voting of your shares). If the record holder has not sent you either a GREEN proxy card or an instruction card, you may contact the record holder directly to provide it with instructions.

You may receive more than one set of voting materials, including multiple copies of this Proxy Statement and multiple proxy cards or voting instruction cards. For example, if you hold shares in more than one brokerage account, you may receive a separate voting instruction card for each brokerage account in which shares are held. You should complete, sign, date and return each GREEN proxy card and voting instruction card you receive.
You may also receive a white proxy or voting instruction card which is being solicited by the Inter-Tel Board. We urge you to discard any white proxy or voting instruction cards sent to you by Inter-Tel. If you have previously signed a white proxy or voting instruction card sent by Inter-Tel and voted “yes”, Mr. Mihaylo urges you to sign, date and promptly mail the enclosed GREEN proxy card or voting instruction card for the Special Meeting, which will revoke any earlier dated proxy or voting instruction cards solicited by the Inter-Tel Board which you may have signed. It is very important that you date your proxy. It is not necessary to contact Inter-Tel or Inter-Tel’s proxy solicitor for your revocation to be effective. If you voted “NO” on the white proxy card and do not wish to change your vote there is no need to submit a GREEN proxy card.
If you need assistance, please contact MacKenzie Partners, Inc. by telephone at 1-800-322-2885.
Inter-Tel’s management has indicated that if you hold shares in “street name” through a broker, bank or other nominee, you may vote those shares in person at the Special Meeting only if you obtain and bring with you a signed proxy from the necessary bank, broker, or other nominee giving you the right to vote the shares. If you need assistance, please contact Mr. Mihaylo’s proxy solicitor, MacKenzie Partners, Inc., by telephone at 1-800-322-2885 or 1-212-929-5500.
What should I do if I receive a white proxy card from Inter-Tel’s management?
Proxies on the white proxy card are being solicited by Inter-Tel’s management. If you submit a proxy to Mr. Mihaylo by signing and returning the enclosed GREEN proxy card, do not sign or return the white proxy card or follow any voting instructions provided by Inter-Tel unless you intend to change your vote, because only your latest-dated proxy will be counted.
If you have already sent a white proxy card to Inter-Tel and voted in favor of the proposed Merger, you may revoke it and vote against the proposed Merger simply by signing, dating and returning the enclosed GREEN proxy card.

What if I want to revoke my proxy or change my voting instructions?
If you give a proxy, you may revoke it at any time before it is voted on your behalf. You may do so by:
•	delivering a later-dated proxy to either MacKenzie Partners, Inc. or Inter-Tel’s proxy solicitor; or

•	delivering a written notice of revocation to either MacKenzie Partners, Inc. or Inter-Tel’s proxy solicitor; or

•	voting in person at the Special Meeting.
If you hold your shares in street name, you may change your vote by:
•	submitting new voting instructions to your bank, broker or nominee; or

•	obtaining and bringing with you a signed proxy from the necessary bank, broker, or other nominee giving you the right to vote the shares.
If you choose to revoke a proxy by giving written notice or a later-dated proxy to Inter-Tel’s proxy solictor or by submitting new voting instructions to your bank, broker or nominee, Mr. Mihaylo would appreciate if you would assist him in representing the interests of stockholders on an informed basis by sending Mr. Mihaylo a copy of your revocation, proxy or new voting instructions c/o MacKenzie Partners, Inc., or by calling MacKenzie Partners, Inc. at 1-800-322-2885 or 1-212-929-5500. Remember, your latest-dated proxy is the only one that counts.
If I plan to attend the Special Meeting, should I still submit a proxy?
Whether you plan to attend the Special Meeting or not, Mr. Mihaylo urges you to submit a proxy. Returning the enclosed proxy card will not affect your right to attend the Special Meeting and vote.
Who can vote?
You are eligible to vote or to execute a proxy only if you owned Common Stock on the record date for the Special Meeting, May 25, 2007. Even if you sell your shares after the record date, you will retain the right to execute a proxy in connection with the Special Meeting. It is important that you grant a proxy regarding shares you held on the record date, or vote those shares in person, even if you no longer own those shares. According to Management’s Proxy Statement, approximately 27,280,859 shares of Common Stock were issued and outstanding on the record date for the Special Meeting.
How many votes do I have?
With respect to each matter to be considered at the Special Meeting, you are entitled to one vote for each share of Common Stock owned on the record date.

How will my shares be voted?
If you give a proxy on the accompanying GREEN proxy card, your shares will be voted as you direct. If you submit a signed GREEN proxy card to MacKenzie Partners, Inc. without instructions, your shares will be voted AGAINST the proposal to adopt the Merger Agreement and AGAINST the proposal to adjourn or postpone the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of adoption of the Merger Agreement at the Special Meeting. Submitting a signed GREEN proxy card without instructions will also entitle Mr. Mihaylo and [ ] to vote your shares in accordance with their discretion on such other matters as may properly come before the Special Meeting or any adjournments or postponements thereof and that are unknown to Messrs. Mihaylo and [ ] a reasonable time before this solicitation.
If my broker holds my shares in “street name,” will my broker vote my shares for me?
Your broker will not vote your shares without instructions from you. Without instructions, your broker will not vote your shares, which will have the effect of a vote AGAINST the adoption of the Merger Agreement and no effect on the voting for the proposal to adjourn or postpone the Special Meeting to solicit additional proxies if there are not sufficient votes in favor of the adoption of the Merger Agreement at the Special Meeting.
What is a quorum and why is it necessary?
A quorum of stockholders is necessary to have a valid meeting of Inter-Tel stockholders. A majority of the shares of Common Stock issued and outstanding and entitled to vote on the record date must be present in person or by proxy at the Special Meeting in order for a quorum to be established. Abstentions and broker “non-votes” count as present for establishing the quorum described above. A broker “non-vote” occurs on an item when a broker is not permitted to vote on that item without instructions from the beneficial owner of the shares and no instructions are given. Shares held by Inter-Tel in its treasury do not count toward the quorum.
What vote is required to approve each proposal and how will votes be counted?
The adoption of the Merger Agreement requires that stockholders holding a majority of the shares of Common Stock outstanding at the close of business on the record date and entitled to vote on the proposal vote “for” the adoption of the Merger Agreement. The adoption of the proposal to adjourn or postpone the Special Meeting to solicit additional proxies if there are not sufficient votes in favor of the adoption of the Merger Agreement at the Special Meeting requires that stockholders holding a majority of the shares of Common Stock having voting power, present in person or represented by proxy, vote “for” the adjournment or postponement of the Special Meeting.
What happens if I do not return a GREEN or white proxy card?
The failure to execute and return a GREEN or white proxy card will have the same effect as voting against the adoption of the Merger Agreement and no effect on the adoption of the proposal to adjourn or postpone the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of the adoption of the Merger Agreement at the Special Meeting.

Am I entitled to appraisal rights?
Yes. Under the General Corporation Law of the State of Delaware, stockholders who do not vote in favor of adopting the Merger Agreement will have the right to seek appraisal of the fair value of their shares of Common Stock as determined by the Delaware Court of Chancery if the proposed Merger is completed, but only if they submit a written demand for an appraisal before the vote on the adoption of the Merger Agreement and only if they comply with the Delaware law procedures, as more fully explained in Management’s Proxy Statement. This appraisal amount could be more than, the same as, or less than the amount a stockholder would be entitled to receive under the Merger Agreement.
How can I receive more information?
If you have any questions about giving your proxy or about Mr. Mihaylo’s solicitation, or if you require assistance, please call MacKenzie Partners, Inc. at 1-800-322-2885 or 1-212-929-5500.
IF YOU WISH TO VOTE AGAINST INTER-TEL’S PROPOSALS IN CONNECTION WITH THE MERGER, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED GREEN PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.
GENERAL
PROXY INFORMATION
The enclosed GREEN Proxy Card may be executed only by holders of record at the close of business on May 25, 2007, which is the record date for the Special Meeting.
As of the record date, Mr. Mihaylo was the beneficial owner of an aggregate of 5,189,748 shares of Common Stock. Of such shares beneficially owned by Mr. Mihaylo, 5,179,498 shares are voting securities, representing approximately 19.0% of the shares outstanding on the record date. As of the record date, there were 27,280,859 shares of Common Stock outstanding.
The shares of Common Stock represented by each GREEN Proxy Card which is properly executed and returned to Mr. Mihaylo will be voted at the Special Meeting in accordance with the instructions marked thereon. Executed but unmarked GREEN Proxy Cards will be voted as follows:
•	AGAINST the adoption of the Merger Agreement; and

•	AGAINST the proposal to adjourn or postpone the Special, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of adoption of the Merger Agreement at the Special Meeting.
Mr. Mihaylo is not aware at the present time of any other matter which is scheduled to be voted upon by stockholders at the Special Meeting. However, if any other matter properly comes before the Special Meeting, Mr. Mihaylo will vote his Common Stock and all proxies held by him in accordance with his best judgment with respect to each such matter.

If you hold your shares in the name of one or more brokerage firms, banks, nominees or other institutions, only they can vote your shares and only upon receipt of your specific instructions. Accordingly, you should contact the person responsible for your account and give instructions to vote the GREEN Proxy Card.
In some instances, Mr. Mihaylo may deliver to multiple stockholders sharing a common address only one copy of this Proxy Statement and its attachments. If requested by phone or in writing, he will promptly provide a separate copy of the proxy statement and its attachments to a stockholder sharing an address with another stockholder. Requests by phone should be directed to MacKenzie Partners, Inc., toll free at (800) 322-2885, and requests in writing should be sent to MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or by email to proxy@mackenziepartners.com.
PROXY REVOCATION
Whether or not you plan to attend the Special Meeting, Mr. Mihaylo urges you to vote AGAINST the Merger Agreement and AGAINST the proposal to adjourn or postpone the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes in favor of adoption of the Merger Agreement at the Special Meeting by signing, dating and returning the GREEN Proxy Card in the enclosed envelope. You can do this even if you have already voted on the white proxy card solicited by the Inter-Tel Board. It is the latest dated proxy that counts.
Execution of a GREEN Proxy Card will not affect your right to attend the Special Meeting and to vote in person. Any stockholder granting a proxy (including a proxy given to the Company) may revoke it at any time before it is voted by (a) submitting a duly executed new proxy bearing a later date, (b) attending and voting at the Special Meeting in person, or (c) at any time before a previously executed proxy is voted, giving written notice of revocation to either Mr. Mihaylo, c/o MacKenzie Partners, Inc., 105 Madison Avenue, New York, New York 10016, or the Company, 1615 South 52 nd Street, Tempe, Arizona, 85281, attention: Corporate Secretary. Merely attending the Special Meeting will not revoke any previous proxy which has been signed or returned by you. The GREEN Proxy Card furnished to you by Mr. Mihaylo, if properly executed and delivered, will revoke all prior proxies.
MANAGEMENT’S PROXY STATEMENT
The information concerning the Company and the proposed Merger contained herein has been taken from, or is based upon, publicly available documents on file with the SEC, including Management’s Proxy Statement, and other publicly available information. Although Mr. Mihaylo has no knowledge that would indicate that statements relating to the Company or the Merger Agreement contained in this Proxy Statement, in reliance upon publicly available information, are inaccurate or incomplete, to date he has not had access to the full books and records of the Company, was not involved in the preparation of such information and statements and is not in a position to verify any such information or statements. Accordingly, Mr. Mihaylo does not take any responsibility for the accuracy or completeness of such information or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of any such information.
Pursuant to Rule 14a-5 promulgated under the Exchange Act, reference is made to Management’s Proxy Statement for information concerning the Merger Agreement, the proposed Merger, the Company, Mitel and Acquisition Sub, the proposals to be voted upon at the Special Meeting, the Common Stock, the beneficial ownership of Common Stock by the principal holders thereof, federal and state regulatory requirements that must be complied with and approvals that must be obtained in connection with the Merger, any reports, opinions and/or appraisals received by Inter-Tel in connection with the Merger, other information concerning the Company’s management, the trading prices of Inter-Tel Common Stock over time, the procedures for submitting proposals for consideration at the 2007 Annual Meeting and certain other matters regarding the Company and the Special Meeting. Mr. Mihaylo assumes no responsibility for the accuracy or completeness of any such information.
OTHER MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING
Mr. Mihaylo is not aware at the present time of any other matter which is scheduled to be voted upon by stockholders at the Special Meeting. However, if any other matter properly comes before the Special Meeting, Mr. Mihaylo will vote his Common Stock and all proxies held by him in accordance with his best judgment with respect to each such matter.
INFORMATION ABOUT PARTICIPANTS IN
MR. MIHAYLO’S PROXY SOLICITATION
The proxies solicited hereby are sought by Mr. Mihaylo. Summit and the Trust are participants in the solicitation of proxies by Mr. Mihaylo. Mr. Mihaylo, Summit and the Trust are sometimes collectively referred to herein as the “Participants.”
Mr. Mihaylo is the founder of Inter-Tel and served as Chief Executive Officer of the Company from the time of its formation in July 1969 to February 2006. In January 2006, the Company approached Mr. Mihaylo regarding succession planning for Mr. Mihaylo’s eventual retirement. In February 2006, Mr. Cappello informed Mr. Mihaylo that the Inter-Tel Board was requesting that Mr. Mihaylo resign as Chief Executive Officer, and that the Inter-Tel Board intended to vote on terminating Mr. Mihaylo’s employment as Chief Executive Officer without cause if he did not resign. Because of his strategic differences with the Inter-Tel Board, and his concern that the Company and its employees would be adversely affected if he were terminated, Mr. Mihaylo resigned as Chief Executive Officer on February 22, 2006.

Mr. Mihaylo may be deemed to beneficially own an aggregate of 5,189,748 shares of Common Stock. Of such shares beneficially owned by Mr. Mihaylo, 5,179,498 shares are voting securities, representing approximately 19.0% of the shares outstanding on the record date. Mr. Mihaylo is the holder of record of 1,498 shares of Common Stock. Mr. Mihaylo is also the holder of record of options to acquire 7,500 shares of Common Stock with an exercise price of $21.11 per share and which became exercisable on November 12, 2006, and options to acquire 2,750 shares of Common Stock with an exercise price of $20.95 per share and which became exercisable on December 7, 2006. In addition, he is the sole trustee of the Trust and, as such, may be deemed to be the beneficial owner of the 5,178,000 shares of Common Stock held by the Trust. Because of his strategic differences with the Inter-Tel Board and his beneficial ownership of Common Stock, Mr. Mihaylo may be deemed to have a substantial interest in all of the proposals described herein.
On April 3, 2007, the Trust transferred 1,498 shares of Common Stock held by the Trust to Mr. Mihaylo. On May 15, 2007, Mr. Mihaylo transferred 144,000 shares of Common Stock of which he was the holder of record to the Trust. Mr. Mihaylo’s net beneficial ownership of 5,189,748 shares of Common Stock was not affected by these transactions.
Mr. Mihaylo is the sole member and the managing member of Summit, an entity through which he makes investments. Summit does not own, beneficially or of record, any shares of Common Stock. The business address of Summit is P.O. Box 19790, Reno, Nevada 89511.
Mr. Mihyalo is the sole trustee of the Trust. The Trust is the record owner of the 5,178,000 shares of Common Stock held by the Trust. The business address of the Trust is P.O. Box 19790, Reno, Nevada 89511.
On May 18, 2006, Mr. Mihaylo, Summit and Vector entered into the Memorandum with respect to the potential acquisition of the Company. Pursuant to the Memorandum, if, after Mr. Mihaylo/Summit and Vector extend a proposal to jointly acquire the Company, Mr. Mihaylo chooses to sell or vote his shares of Common Stock, within 12 months of the termination of the Memorandum, in favor of another change of control transaction, Mr. Mihaylo/Summit would pay to Vector, either in cash or in the form of consideration received by Mr. Mihaylo for his shares of Common Stock in such transaction, a specified amount as “overbid protection” in accordance with the formula set forth in the Memorandum. It was expected that Mr. Mihaylo would serve as Chief Executive Officer of the Company following any acquisition of the Company by Mr. Mihaylo and Vector. On March 2, 2007, Mr. Mihaylo, Summit and Vector terminated the Memorandum and amended the “overbid protection” formula.
Summit entered into a letter agreement, dated March 3, 2006, as amended as of March 19, 2007 and June 1, 2007, with RBC (the “RBC Agreement”), pursuant to which it has engaged RBC in perpetuity, subject to each party’s right to terminate the RBC Agreement under certain circumstances and upon notice, to provide certain investment banking and financial advisory services in connection with a review of Mr. Mihaylo’s strategic alternatives regarding the Company. Under the RBC Agreement, the services provided by RBC included assisting Mr. Mihaylo in structuring, negotiating, implementing and coordinating key aspects of a possible Transaction (as defined below) and in the solicitation of parties interested in providing equity and/or debt financing in connection with a possible Transaction. “Transaction” mean the first to occur of (i) any transaction or series or combination of related transactions, whereby directly or indirectly, a majority of the capital stock of Inter-Tel is, or assets representing a majority in value of the assets of Inter-Tel are, transferred to Mr. Mihaylo or otherwise becomes beneficially owned by Mr. Mihaylo for consideration, including, without limitation, a sale or exchange of capital stock (including by means of a tender offer) or assets, a merger, plan of exchange or consolidation, the formation of a joint venture, a minority investment or partnership, or any similar transaction or (ii) the consummation by Inter-Tel of a self-tender, extraordinary dividend or other recapitalization transaction.
As compensation for its services under the RBC Agreement, RBC has received a non-refundable cash retainer fee, and is entitled to receive (i) an agreed upon transaction fee in the event that Mr. Mihaylo consummates, during the term of the RBC Agreement or during the 12 months following the term, a Transaction pursuant to a definitive agreement, letter of intent or other evidence of a commitment entered into between Mr. Mihaylo and the Company, or by means of a tender offer to the stockholders of the Company initiated by Mr. Mihaylo, (ii) an agreed upon topping fee in the event that a Third Party Transaction (as defined below) is consummated during the term of the RBC Agreement or during the 12 months following the term and such Third Party Transaction is subsequent to any offer (whether written or oral) made by Mr. Mihaylo to the Company relating to a Transaction, (iii) an agreed upon success fee in the event that the Merger Agreement is terminated under certain circumstances creditable against the above referenced transaction fee or topping fee, and (iv) an agreed upon contingent topping fee in the event that Mr. Mihaylo or his affiliates exercise appraisal rights under Delaware law in respect to a Third Party Transaction and recover an amount that is greater than the price per share at which such Third Party Transaction was consummated. On June 14, 2006, Mr. Mihaylo and Vector submitted an offer to the Company for purposes of clause (ii) above. “Third Party Transaction” means any transaction or series or combination of related transactions, whereby directly or indirectly, a majority of the capital stock of the Company is, or assets representing a majority of the assets of the Company are, transferred to a person not affiliated with Mr. Mihaylo or the Company for consideration, including, without limitation, a sale or exchange of capital stock or assets, a merger, plan of exchange or consolidation, the formation of a joint venture, a minority investment or partnership, or any similar transaction. RBC has been reimbursed for a portion of its reasonable out of pocket expenses in performing the services under the RBC Agreement, and will be reimbursed for a reasonable portion of its additional out of pocket expenses up to an agreed upon dollar amount.
On June 1, 2007, in connection with the services provided by RBC under the RBC Agreement, RBC delivered to Mr. Mihaylo a letter stating that based upon RBC’s review of publicly available information and discussions with Mr. Mihaylo, RBC is highly confident of being able to raise a total of $200.0 million in debt financing in connection with the Recapitalization Proposal.
Except as set forth in this Proxy Statement, none of the Participants nor any of their respective affiliates or associates, (i) directly or indirectly, is the beneficial owner of, or is the owner of record of but not the beneficial owner of, any shares of Common Stock of the Company or any securities of any parent or subsidiary of the Company, (ii) has purchased or sold within the past two years any securities of the Company, (iii) has had any relationship with the Company in any capacity other than as a stockholder, (iv) since the beginning of the Company’s last fiscal year, has a direct or indirect interest in any transaction or series of similar transactions, or any currently proposed transaction or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, which involves an amount greater than $120,000, nor has any such person been indebted to the Company or any of its subsidiaries for over $120,000 at any time since the beginning of the last fiscal year, or (v) has entered into any agreement or understanding with any person respecting any future employment by the Company or its affiliates or any future transactions to which the Company or any of its affiliates will or may be a party. Except as otherwise set forth in this Proxy Statement, there are no contracts, arrangements or understandings, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies, by the Participants or any of their respective affiliates or associates within the past year with any person with respect to the Company’s securities.
FORWARD-LOOKING STATEMENTS
This proxy statement contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on various underlying assumptions and expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed in the forward-looking statements. Although Mr. Mihaylo believes these assumptions are reasonable, he cannot assure you that they will prove correct. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results. Further, Mr. Mihaylo undertakes no obligation to update forward-looking statements after the date they are made or to conform the statements to actual results or changes in Mr. Mihaylo’s expectations.
The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements, including, but not limited to: failure to complete the Recapitalization Proposal or an alternative transaction; effects of stockholders not adopting the Merger Agreement on Inter-Tel’s business; the anticipated benefits of the Recapitalization Proposal may not be realized; the Recapitalization Proposal would materially increase leverage and debt service obligations, including the effect of certain covenants in any new borrowing agreements Inter-Tel may enter into; events which may be subject to circumstances beyond Inter-Tel’s control; the potential for diversion of management from Inter-Tel’s business; employee recruiting, retention and attrition relating to the uncertainty regarding adoption of the Merger Agreement or implementation of the Recapitalization Proposal; the potential effect of the proposed Merger, Recapitalization Proposal or an alternative transaction on Inter-Tel’s relations with suppliers, customers, service providers and other stakeholders; the ability of Inter-Tel to retain existing dealers and customers; market acceptance of new and existing Inter-Tel products, software and services; evolution in customer demand for Inter-Tel’s products and services; fluctuations in quarterly results and seasonality; uncertainty of future operating results; availability of inventory from vendors and suppliers; industry, competitive and technological changes; the composition, product and channel mixes, timing and size of orders from and shipments to major customers; price and product competition; international sales and operations; protection of intellectual property, dependence on licensed technology and new product development; risk of product defects and product liability; expansion of indirect channels; management of growth; consolidation in Inter-Tel’s industry sectors, and general market trends or economic changes; and the impact of recently enacted or proposed regulations.
PROXY SOLICITATION; EXPENSES
The proxy solicitation is being made by Mr. Mihaylo. Proxies will be solicited by mail, courier, advertisement, telephone, facsimile, email, Internet, other electronic means and in person. Mr. Mihaylo will bear the entire expense of preparing, assembling, printing and mailing this Proxy Statement and the GREEN Proxy Card and the cost of soliciting proxies.
The total cost of this proxy solicitation (including fees of attorneys, solicitors and advertising and printing expenses) for Mr. Mihaylo is estimated to be approximately $500,000. Approximately $75,000 of such costs have been paid to date. To the extent legally permissible, Mr. Mihaylo will seek reimbursement from the Company for the costs of this solicitation. Mr. Mihaylo does not currently intend to submit approval of such reimbursement to a vote of stockholders of the Company at a subsequent meeting unless required by law.
Mr. Mihaylo will pay to banks, brokers and other fiduciaries their reasonable charges and expenses incurred in forwarding proxy materials to their principals and in obtaining authorization for execution of proxies.
Mr. Mihaylo has retained MacKenzie Partners, Inc. (“MacKenzie”) to assist in the proxy solicitation. MacKenzie has been paid a retainer of $15,000 toward a final fee to be agreed upon between the parties based upon customary fees for the services provided. MacKenzie will be reimbursed for its reasonably out-of-pocket expenses. MacKenzie will be indemnified against losses, claims, damages, liabilities and expenses arising from or in connection with its services or matters which are the subject of its retainer agreement; provided, however, that there will be no liability for such indemnification in respect of any loss, claim, damage, liability or expense which was the result of the bad faith or willful misconduct of MacKenzie. It is anticipated that MacKenzie will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. It is anticipated that approximately 25 persons employed by MacKenzie will solicit stockholders.
June [     %   ] , 2007
STEVEN G. MIHAYLO

IF YOU HAVE ANY QUESTIONS OR REQUIRE ASSISTANCE,
PLEASE CONTACT:
MACKENZIE PARTNERS, INC.
105 MADISON AVENUE
NEW YORK, NEW YORK 10016
TOLL FREE: (800) 322-2885
or
CALL COLLECT: (212) 929-5500
proxy@mackenziepartners.com

PRELIMINARY COPY
SUBJECT TO COMPLETION: DATED JUNE 25, 2007
[FORM OF PROXY CARD]

GREEN CARD	GREEN CARD
PLEASE VOTE PROMPTLY
DETACH CARD HERE

PROXY SOLICITED BY STEVEN G. MIHAYLO IN OPPOSITION TO THE
BOARD OF DIRECTORS OF INTER-TEL (DELAWARE), INCORPORATED
The undersigned hereby appoints Steven G. Mihaylo and [•], and each of them, the proxy or proxies of the undersigned with full power of substitution and resubstitution, to vote all shares of Common Stock of Inter-Tel (Delaware), Incorporated (the “Company”) which the undersigned would be entitled to vote if personally present at the Special Meeting of Stockholders of the Company to be held on June 29, 2007, at 10:00 a.m., local time, at the offices of Snell & Wilmer LLP, 400 East Van Buren Street, One Arizona Center, Phoenix, Arizona 85004, and at any and all adjournments or postponements thereof. This proxy revokes all prior proxies.
THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO DIRECTION IS INDICATED, IT WILL BE VOTED “AGAINST” THE ADOPTION OF THE MERGER AGREEMENT AS DESCRIBED IN PROPOSAL 1, “AGAINST” THE PROPOSAL TO ADJOURN OR POSTPONE THE SPECIAL MEETING TO SOLICIT ADDITIONAL PROXIES AS DESCRIBED IN PROPOSAL 2 AND, IN THE DISCRETION OF THE PROXIES, ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF AND THAT ARE UNKNOWN TO THE PROXIES A REASONABLE TIME BEFORE THIS SOLICITATION.
By signing this proxy, you acknowledge receipt of the proxy statement of Steven G. Mihaylo, dated [•], 2007.
[SEE REVERSE FOR VOTING INSTRUCTIONS]

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GREEN CARD	GREEN CARD
PROXY SOLICITED BY STEVEN G. MIHAYLO IN OPPOSITION TO THE
BOARD OF DIRECTORS OF INTER-TEL (DELAWARE), INCORPORATED
YOUR VOTE IS IMPORTANT.
PLEASE VOTE TODAY.
DETACH CARD HERE

MR. MIHAYLO RECOMMENDS THAT YOU VOTE “AGAINST” THE ADOPTION OF THE MERGER AGREEMENT AS DESCRIBED IN PROPOSAL 1 AND “AGAINST” THE PROPOSAL TO ADJOURN OR POSTPONE THE SPECIAL MEETING TO SOLICIT ADDITIONAL PROXIES AS DESCRIBED IN PROPOSAL 2.
MR. MIHAYLO RECOMMENDS A VOTE AGAINST PROPOSAL 1 BELOW.
1.	To adopt the Merger Agreement.
☐ FOR     ☐ AGAINST     ☐ ABSTAIN
MR. MIHAYLO RECOMMENDS A VOTE AGAINST PROPOSAL 2 BELOW.
2.	To adjourn or postpone the special meeting, if necessary or appropriate, to solicit additional proxies, if there are not sufficient votes in favor of adoption of the Merger Agreement at the special meeting.
☐ FOR     ☐ AGAINST     ☐ ABSTAIN
THIS PROXY WILL BE VOTED AS DIRECTED, BUT IF NO DIRECTION IS INDICATED, IT WILL BE VOTED “AGAINST” THE ADOPTION OF THE MERGER AGREEMENT AS DESCRIBED IN PROPOSAL 1, “AGAINST” THE PROPOSAL TO ADJOURN OR POSTPONE THE SPECIAL MEETING TO SOLICIT ADDITIONAL PROXIES AS DESCRIBED IN PROPOSAL 2 AND, IN THE DISCRETION OF THE PROXIES, ON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE SPECIAL MEETING OR ANY ADJOURNMENTS OR POSTPONEMENTS THEREOF AND THAT ARE UNKNOWN TO THE PROXIES A REASONABLE TIME BEFORE THIS SOLICITATION.

Date: , 2007	Signature of Stockholder

Signature (if held jointly)

Title/Authority

Please sign exactly as your name appears on this proxy. If held in joint tenancy, all persons must sign.

Trustees, administrators, etc. should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the proxy.

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